FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 March 2010

HSBC HOLDINGS PLC
2009 FINAL RESULTS – HIGHLIGHTS

Underlying performance significantly ahead

•	Underlying pre-tax profit up US$4.7 billion or 56 per cent to US$13.3 billion, after excluding the goodwill impairment in North America in 2008.

•	On a reported basis, pre-tax profit down 24 per cent to US$7.1 billion.

•	Reported profit attributable to shareholders up 2 per cent to US$5.8 billion.

•	Positive jaws, with revenues up 8 per cent, costs down 4 per cent, and cost efficiency ratio 47.5 per cent on an underlying basis, after excluding the goodwill impairment in North America in 2008.

•	Dividends in respect of 2009 totalled US$5.9 billion, or US$0.34 per ordinary share, with a fourth interim dividend for 2009 declared of US$0.10 per ordinary share.

•	One of leading dividend payers in financial services. HSBC has declared dividends in respect of last three years totalling more than US$24 billion.

•	Earnings per share down 17 per cent to US$0.34 (2008: US$0.41).

Capital advantage and strong liquidity position maintained

•	Generated capital in every quarter. US$10.2 billion added to capital base through underlying profit generation.

•	Successful rights issue. US$17.8 billion added to shareholders’ equity.

•	Enhanced capital position. Tier 1 ratio improved to 10.8 per cent, ahead of target range.

•	Distinctive liquidity position maintained. Held over US$1 trillion in deposits and ratio of customer advances-to-deposits was 77.3 per cent at 31 December 2009.

Diversified business model delivering profits through the cycle

•	Profitable in all regions excluding North America, but performance constrained by lower demand and deposit spread compression.

•	Loan impairment charges improved in US. In run-off consumer finance business, loan impairment charges fell by US$1.6 billion, offset by a rise in other regions.

•	Achieved very strong results in Global Banking and Markets.

•	Commercial Banking delivered profits in every region despite economic challenges.

•	Built on position as leading international bank in mainland China. Market value of strategic investments increased to US$25.4 billion and expanded our own network to 98 outlets.

•	Supported our customers through downturn. In the UK we made available £15 billion of new mortgage lending.

Well positioned for economic recovery

•	Two-speed economy. Expect emerging markets to grow three times faster than developed ones in 2010.

•	CEO’s principal office relocated to Hong Kong, at heart of our most strategically important region.

•	Regulatory environment remains uncertain, but HSBC’s strong capital and liquidity position and transparent structure position us strongly.

•	World’s most valuable banking brand and Euromoney’s ‘Best Global Bank ’.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$7,079 MILLION

HSBC made a profit before tax of US$7,079 million, a decrease of US$2,228 million, or 23.9 per cent, compared with 2008.

Net interest income of US$40,730 million was US$1,833 million, or 4.3 per cent, lower than 2008.

Net operating income before loan impairment charges and other credit risk provisions of US$66,181 million was US$15,501 million, or 19.0 per cent, lower than 2008.

Total operating expenses of US$34,395 million declined by US$4,140 million, or 10.7 per cent, compared with 2008 and excluding goodwill impairment. On an underlying basisW and excluding goodwill impairment, operating expenses were down 4 per cent compared with 2008.

HSBC’s cost efficiency ratio was 52.0 per cent compared with 47.2 per cent* in 2008.

Loan impairment charges and other credit risk provisions were US$26,488 million in 2009, US$1,551 million higher than 2008.

The core tier 1 ratio and tier 1 ratio for the Group remained strong at 9.4 per cent and 10.8 per cent, respectively, at 31 December 2009.

The Group’s total assets at 31 December 2009 were US$2,364 billion, a decrease of US$163 billion, or 6.5 per cent, since 31 December 2008.

* Excluding goodwill impairment. The 2008 cost efficiency ratio including goodwill impairment was 60.1 per cent.

W When reference to ‘underlying’ or ‘underlying basis’ is made in tables or commentaries, comparative information has been expressed at constant currency, eliminating the impact of fair value movements in respect of credit spread changes on HSBC’s own debt and adjusting for the effects of acquisitions and disposals. A reconciliation of reported and underlying profit before tax is presented in Additional Information.

Geographical distribution of results

	Year ended 31 December
	2009		2008
	US$m	%	US$m	%

Europe	4,009	56.7	10,869	116.7
Hong Kong	5,029	71.0	5,461	58.7
Rest of Asia-Pacific	4,200	59.3	4,722	50.7
Middle East	455	6.4	1,746	18.8
North America	(7,738)	(109.3)	(15,528)	(166.8)
Latin America	1,124	15.9	2,037	21.9

Profit before tax	7,079	100.0	9,307	100.0

Tax expense	(385)		(2,809)

Profit for the year	6,694		6,498

Profit attributable to shareholders of the parent
company	5,834		5,728
Profit attributable to minority interests	860		770

Distribution of results by customer group and global business

	Year ended 31 December
	2009		2008
	US$m	%	US$m	%

Personal Financial Services	(2,065)	(29.2)	(10,974)	(117.9)
Commercial Banking	4,275	60.4	7,194	77.3
Global Banking and Markets	10,481	148.1	3,483	37.4
Private Banking	1,108	15.6	1,447	15.6
Other	(6,720)	(94.9)	8,157	87.6

Profit before tax	7,079	100.0	9,307	100.0

Statement by Stephen Green, Group Chairman

2009: a year of transition

In a number of important respects, 2009 was a year of transition.

It began with further turbulence in global financial markets but, during the year, the markets pulled back from uncertainty and progressively stabilised as a consequence of the continued, extraordinary and timely actions by governments and central banks.

2009 also saw the deepest contraction in the real economy in any year since the second world war. However, it was apparent by year end that the worst was over – even if confidence remained fragile and recovery would be uneven.

The global macro-economic transition from West to East gathered pace during 2009. At HSBC we have long been convinced that the world’s economic centre of gravity is shifting, and the financial crisis has only accelerated this trend.

Nevertheless, huge challenges and risks remain for all of us.

While emerging markets are leading global recovery and seem certain to drive the majority of the world’s growth in the generation ahead, recovery in developed markets has been slow to start, and unemployment remains high.

Furthermore, the global rebalancing of demand has barely begun. The financial crisis brought into stark relief the extent of the imbalances, especially between over-consuming Western economies and high-saving emerging markets. Rebalancing requires structural change and international co-operation, and it will take time.

There are also important lessons to learn as we seek to reform the financial system. Few of these lessons are quick or simple, but the need for urgent change is clearer than ever.

Supporting customers and delivering results throughout the cycle

Throughout the crisis, HSBC has remained profitable, financially strong and independently owned by our shareholders.

It is testimony to the quality and strength of HSBC’s management team that, in 2009, our underlying performance was significantly ahead of 2008. On an underlying basis, and excluding the impact of the goodwill impairment recorded in 2008, pre-tax profit was US$13.3 billion, 56 per cent higher. On a reported basis, profit before tax was US$7.1 billion, down 24 per cent, in part due to the reversal of fair value accounting gains on our own debt.

That HSBC has reported a pre-tax profit in all three years since the onset of the crisis should be a source of great confidence to our shareholders, our depositors and all of our customers. Our track record of delivering results through adversity, and at all stages of the economic cycle, remains intact.

We continued to enhance our financial strength during 2009. We strengthened our capital base by US$10.2 billion through underlying profit generation. This comfortably covers our dividends declared, which total US$5.9 billion in respect of 2009. The directors have announced a fourth interim dividend of 10 cents per ordinary share, payable on 5 May 2010, and we remain one of the leading payers of dividends in financial services, declaring dividends in respect of the last three years of over US$24 billion in total.

The successful completion of our rights issue in April added US$17.8 billion to shareholders’ equity and helped to set the tenor for market recovery. Its success demonstrated the strong confidence which you, our shareholders, have in our future and we are profoundly thankful for your support.

We indicated at the time of the rights issue our expectation that, if successful, it would increase our tier 1 ratio by around 150 basis points. I am pleased to report that our tier 1 ratio increased by some 250 basis points to 10.8 per cent at 31 December 2009, largely as a result of the rights issue and internal capital generation. The core tier 1 ratio was 9.4 per cent at the same date, increasing by some 240 basis points.

Throughout the crisis, our strategy has remained clear: to build on our position as the leading international and emerging markets bank. We have also never forgotten that it is our responsibility to make a real contribution to economic and social development, and that our ability to do so is fundamental to our success in delivering sustainable value to our shareholders.

Meeting our commitments to the communities we serve around the world is not some optional extra or by-product of our business – it is part of our raison d’ être. In Argentina, which was in the midst of the peso crisis ten years ago, we did not abandon our customers and have remained committed to the market ever since. In 2009, our operations there reported their best-ever underlying performance and resumed paying cash dividends to the Group in January 2010. In mainland China, we are proud of our position as the leading international bank, and we continued to build our strong rural presence during the year. In Indonesia, we nearly doubled our network to support the growing financial needs of personal and business banking customers, and we launched our SME fund in the United Arab Emirates in January 2010. These are just a few examples which illustrate our commitment to helping people prepare for the future, building prosperity and security for their families and communities.

Robust corporate governance and unrivalled management experience

In 2009 we announced that, as Group Chief Executive, Michael Geoghegan would take responsibility for developing strategy as part of his overall responsibilities for the performance of the Group’s business. We relocated the principal office of the Group Chief Executive to Hong Kong and, on 1 February 2010, he succeeded Vincent Cheng as Chairman of The Hongkong and Shanghai Banking Corporation Limited. This underscores our commitment to our emerging markets businesses and reflects the historic shift now taking place in the global economy.

HSBC’s corporate headquarters remain in the UK, where we continue to benefit from being at the heart of one of the world’s pre-eminent financial centres. From this base, as Chairman, I spend an increasing amount of my time engaging with policymakers and regulators throughout the world on behalf of the Group, on the growing number of policy issues which are crucial for the banking industry in general and for HSBC in particular.

At HSBC, we have an extremely strong, diverse and engaged Board and the international experience and expertise of our management team is something which sets us apart. We are committed to delivering effective supervision and to compliance with the principles set out in the Walker Review in the UK. During 2009, we also took further steps to strengthen our top management team. Sandy Flockhart was appointed Chairman, Personal and Commercial Banking, with responsibility for Personal Financial Services, Commercial Banking and Insurance, HSBC’s Latin American and African businesses, and most Group functions. Stuart Gulliver was appointed Chairman, Europe, Middle East and Global Businesses and assumed responsibility for Private Banking, adding to his responsibilities for Global Banking and Markets. Douglas Flint assumed additional responsibilities for Regulation and Compliance in an expanded role as Chief Financial Officer, Executive Director Risk and Regulation. Peter Wong was appointed Chief Executive of The Hongkong and Shanghai Banking Corporation Limited, succeeding Sandy Flockhart.

I would like to thank Vincent Cheng for his tremendous contribution over the past five years as Chairman of The Hongkong and Shanghai Banking Corporation Limited, and look forward to continuing to work with him as a main Board member and Chairman of HSBC Bank (China) Company Limited.

I would also like to say thank you on behalf of the Board to three of our directors, José Luis Durán, William Fung and Sir Mark Moody-Stuart, who will retire by rotation at the 2010 Annual General Meeting and will not seek re-election. It has been a privilege to work with each of them and all of us on the Board are extremely grateful for their counsel and support.

Learning the lessons from the crisis

In 2009, the G20 set out its clear belief that sustainable globalisation and rising prosperity will require an open world economy based on market principles, effective regulation, and strong global institutions. At HSBC, we agree that these principles are critical for the common good. It is vital that the industry should engage constructively in the debate about how this should work in practice and HSBC is participating fully in these discussions. In our view, the overall objective must be to deliver three effective market mechanisms.

Competitive product provision is fundamental to economic and social development. In the recent past, attempts to drive ever greater profits from the same source resulted in distorted products, lack of transparency and over-complexity. The industry needs to learn the lessons from this and deliver a market which provides financial services that are competitive, transparent and responsive to genuine customer needs.

The market for capital has also suffered from clear distortions in recent years. There has been too great an emphasis on short-term gains, often accompanied by shareholder pressure to increase leverage in order to boost returns, and a dangerous underpricing of risk. This resulted in unsustainable returns, which in some cases proved to be illusory. Banks must be appropriately capitalised, sufficiently liquid and not overstretched, and getting this right will be crucial in delivering the sustainable financial system we need for the future.

Partly because of these problems in other areas of the marketplace, the third area requiring urgent reform is the market for talent. There is understandable public anger in some countries as a result of the practices at certain banks and, in particular, because of the egregious reward of management failure. We have witnessed unacceptable distortions – from rewards linked to unsustainable or illusory day-one revenues which encouraged excessive risk-taking; to multi-year guaranteed bonuses with no performance criteria. Over the last three years I have spoken publicly about my concerns regarding remuneration and I will set out our principles at HSBC.

Rewarding sustainable performance

First, for any bank to be sustainable it must strike the right balance in serving the long-term interests of its stakeholders. It must deliver sustainable returns to shareholders on their investment; it must maintain the capital strength needed to support the customers and economies it serves; and it must reward its employees appropriately. My own experience is that colleagues want to know that their job makes a difference and contributes to social and economic development; reward is simply not the only motivating factor. Nonetheless it is important, and companies have a clear responsibility to treat their employees appropriately.

It therefore follows that remuneration must be firmly tied to sustainable performance and must not reward failure. It should be properly aligned with risk which remains on the balance sheet, and subject to deferral and to clawback in case performance later proves to be unsatisfactory.

Second, in order to maintain long-term competitive advantage, remuneration must be market-based. Underpaying ultimately results in a company losing some of its best people. HSBC is domiciled in the UK but we have around 300,000 employees in 88 countries and territories. We have to think internationally, and remuneration policy is no exception. Similarly, if pre-eminent financial centres like London are to remain home to firms like HSBC, those of us who care for its future must reflect the reality of the global marketplace in our thinking and approach.

Third, an independent Remuneration Committee should conduct rigorous international benchmarking on compensation and consult appropriately on its conclusions. These are the principles we have followed in determining HSBC’s rewards this year.

Our executive Directors have a combined 178 years of service – a track record almost without parallel in the industry. I believe there is no better management team in banking and it is no coincidence that HSBC has remained profitable throughout the financial crisis and paid dividends when few other banks did. Indeed, for 2009, our total dividends to shareholders once again comfortably exceed total bonus awards. We have not needed taxpayers’ money; on the contrary, HSBC has contributed nearly £5 billion in tax to the UK economy over the past five years.

At HSBC, we firmly believe that bonuses are a legitimate and proper element of reward providing, of course, awards fully satisfy the principles set out above. The G20 has set out clear guidance which HSBC wholly supports, and we comply with the Financial Services Authority’s remuneration code of practice. Indeed, our decision to defer 100 per cent of executive Director bonuses in respect of 2009 over three years exceeds these guidelines.

Proper pay for proper performance includes ensuring market-based pay for employees over time. The Board expects fixed pay in banking to increase as a proportion of total compensation, especially for important risk and supervisory functions. This is a process we intend to see through at HSBC, and our management team is no exception.

The Board fully appreciates that, in these extraordinary times, remuneration is enormously sensitive – and particularly so when the absolute numbers involved are large by any standards, even if they are not in comparison with some other companies of HSBC’s standing. Our practice is clear and transparent and this year’s executive awards are set out in the Directors’ Remuneration Report published today. We absolutely believe that the decisions we have taken on this year’s remuneration awards are right – for all of our stakeholders.

Building a sustainable financial system for the future

As policymakers and industry participants take the necessary steps to improve the way our markets work, there are also some important over-arching challenges which we must address.

It is imperative to strike the right balance between strengthening the financial system and supporting economic growth. ‘De-risking’ the banking system, if taken too far, will throttle recovery and drive risk into other, unregulated parts of the capital markets. It is in the collective public interest to get this balance right. We must not rush to implement hastily conceived responses and policy must be co-ordinated internationally if we are to manage risk better in a truly global industry.

Policymakers also need to evolve new macroeconomic tools which will assist them to manage the supply of credit, as well as the cost of credit, in the economy. I believe a key element of this involves managing bank capital on a countercyclical basis which strikes the right balance between financial system stability and the prospects for economic growth. We cannot deliver a sustainable financial system without improving the wider framework for macroeconomic management too.

Finally, in the context of a wide-ranging discussion on the appropriate size and shape of banks, we must recognise that corporate structure and liquidity management are at least as important as size per se. This debate has sometimes been given the unhelpful shorthand ‘too big to fail’, but the reality is more complex than the headlines suggest. We believe that the financial system needs banks which are ‘big enough to cope’ by having a diversified business portfolio, helping to reduce risk and to generate consistent returns. There has likewise not been enough consideration given to the need for banks to be ‘broad enough to serve’ those global customers who have increasingly diverse financial needs. In short, it is undesirable and impractical to prescribe some ideal model for a bank. The crisis clearly demonstrated that systemic importance is not a function of size or business focus.

HSBC has always believed in having a transparent structure based on separately capitalised subsidiaries, takes a conservative approach to liquidity management, and has built a business with the scale to provide broad, diversified services to its global customers. While the detail and timing of regulatory change remain uncertain, we are confident that our focus on these fundamentals positions us strongly and competitively to respond to the challenges ahead.

Review by Michael Geoghegan, Group Chief Executive

Diversified business delivering for customers and shareholders

In last year’s business review I said that 2009 would be another challenging year for both the economy and the financial sector. It was.

Lower trade volumes, shrinking investment and rising unemployment combined to hurt personal and commercial banking customers everywhere. No region and no industry was untouched. Although improved financial and capital market conditions led to stronger results in wholesale markets, the impact of global recession on the banking industry was broad and deep. Risk appetite remained subdued, deleveraging continued and demand for credit was constrained. Meanwhile, the effect of the low interest rate environment on income was hard for depositors and deposit-takers alike.

In this tough climate, it was our priority to work closely with our customers and to support them through the downturn. Thanks to our strong liquidity and capital position, we continued to make credit available to individuals and to companies. We worked with our wholesale and commercial customers to protect their businesses from foreign exchange and interest rate volatility, and to assist them in raising and refinancing their debt. We continued to meet the financial needs of businesses which depend on international trade, and to support smaller and medium size companies – the lifeblood of so many economies. We also further built our financial strength, ensuring we would continue to provide a safe home for customer deposits.

Despite the many challenges for our customers and our industry, HSBC’s underlying performance improved significantly in 2009. Underlying pre-tax profitW was US$13.3 billion, some US$4.7 billion ahead of the previous year after excluding the goodwill impairment in North America Personal Financial Services in 2008. This improvement was largely driven by stronger results across our Global Banking and Markets businesses, where we saw exceptional revenues, considerably stronger Balance Sheet Management performance, and a significant decline in write-downs compared with 2008. It also reflected a significant fall in loan impairment charges in our US consumer finance portfolios, offset by higher loan impairment charges elsewhere.

On a reported basis, pre-tax profit was US$7.1 billion, down 24 per cent on the previous year. This reflected the reversal of fair value accounting gains on our own debt, the impact of the gain on the sale of the French regional banks in 2008 and foreign exchange movements, offset by the impact of the goodwill impairment.

These results were ahead of our expectations at the outset of the year, and they underscore the resilience of HSBC throughout the most difficult stages of the economic cycle. In particular, our improved underlying performance highlights the strength of our diversified business model. In 2009, the exceptionally strong results in Global Banking and Markets balanced the headwinds from severe deposit spread compression and lower demand elsewhere in the business. Commercial

W     All commentary is on an underlying basis unless otherwise stated.

Banking remained profitable in all regions and in Personal Financial Services, loan impairment charges improved in the US consumer finance run-off business. Private Banking remained solidly profitable and insurance sales in Asia and Latin America were strongly ahead. Our diversification is also reflected in our global reach and ability to serve customers with international financial needs.

In 2009, while developed economies continued to bear the brunt of the downturn, we reinforced our focus on emerging markets, where we have unrivalled capability to support economic progress.

During 2009 HSBC stuck to its fundamentals and, thanks to this clear focus and our balanced business model, we ended the year as we began: one of the world’s strongest and most profitable independent banks.

Performance overview

Public scrutiny of banks understandably intensified during 2009 and the industry’s reputation remained under severe challenge. In such a year, we never took for granted the continued support of our customers, and we are grateful for it.

Deposits remained high at US$1,159 billion, despite lower activity and the impact of low interest rates on balances, especially in developed markets. This was in line with the previous year-end, when we benefited from a strong inflow of deposits during the market turmoil. Lending balances also held up well given muted demand in the tougher economic conditions. Commercial Banking customer numbers increased by 10 per cent to 3.2 million. In Personal Financial Services, HSBC continued to win HSBC Premier customers, with numbers increasing to 3.4 million. In February 2010 we launched HSBC Advance which adds to our Premier proposition. Focusing on the needs of upwardly mobile customers, we will launch the product in over 30 markets this year.

At HSBC we have always understood the importance of maintaining our signature financial strength, and I will describe how we put this into practice in 2009. We continued to generate capital in all four quarters of the year. The proceeds from the rights issue further reinforced this position and we will use that capital wisely on behalf of our shareholders. As a result, our tier 1 ratio increased by some 250 basis points, putting us ahead of our target range. This capital position, combined with HSBC’s prudent advances-to-deposits ratio of 77.3 per cent, gives us a financial strength which I believe sets us apart in our industry.

In 2009 HSBC also proved its ability to pay dividends to shareholders in the toughest of times. Shareholder return on equity once again fell short of our target range, at 9.2 per cent excluding the effect of fair value movements on our own debt. However at this point in the economic cycle we believe it is an acceptable result. In light of current market conditions and proposed changes to capital requirements currently under consideration, HSBC believes return on average total shareholders’ equity over the medium term is more likely to be around the low end of the target range. Once regulatory proposals are in definitive form, we intend to publish a revised target.

In this uncertain climate, we make no apology for having continued to position the balance sheet conservatively. Throughout the crisis, HSBC’s banking philosophy has remained unchanged: we take deposits first, then we lend. The past three years have only reinforced our commitment to this approach. In this exceptionally low interest rate environment, it will be painful in the short term.

But I am confident that the liquidity this gives us will prove to be one of our strongest advantages during the next stage of the economic cycle, as new opportunities to grow revenues emerge and a more normal interest rate environment returns.

When I became Group Chief Executive in 2006, I believed that HSBC should be able to write greater revenues from a lower cost base. Despite the obvious challenges that 2009 presented for growth, we increased revenues by 8 per cent during the year, to US$72.4 billion and drove costs down by 4 per cent to US$34.4 billion, excluding the impact of the goodwill impairment in 2008.

On the same basis, our cost efficiency ratio, for which we have set a target range of 48 to 52 per cent, was on course at 47.5 per cent.

Our One HSBC programme is an important initiative in driving our progress on cost efficiency forward. We established this programme in 2007 to join up our products, processes and technologies, improving and simplifying the way we work. In 2009, as we moved to the next phase of the programme, we established regional centres of excellence which will allow us to transform and standardise our business models. By consistently managing products and services at equally high standards across all businesses and regions, our goal is to deliver enhanced and seamless service to our customers, at lower cost.

Credit quality: some early signs of improvement

Loan impairment charges and other credit risk provisions for the Group rose by 9 per cent to US$26.5 billion, and we believe this was acceptable given the severity of the global recession and the rise in unemployment in most developed markets. Loan impairments fell by 16 per cent in our US consumer finance run-off business compared with 2008. We also continued to benefit from actions taken in previous years to restrict growth in unsecured lending in certain markets, to tighten our underwriting criteria, and to reduce our exposure to higher-risk areas.

In our commercial businesses, we lowered our appetite for certain high-risk sectors, and we maintained only a selective appetite for leveraged and acquisition financing. In Global Banking and Markets, where loan impairment charges were significantly higher than in 2008, the increase was concentrated in a small number of individual accounts with losses driven by exposure to real estate, investment companies and the financial sector. In Commercial Banking, loan impairment charges were concentrated in manufacturing, general trading and real estate.

Within our personal portfolios, we continued to focus on our collection processes. We withdrew higher-risk products in those markets which have been most affected by recession. We also continued to reposition towards Premier business in key markets. Loan impairment charges stabilised in many of the worst affected markets in the second half, including Mexico, Brazil and the UK. In India, delinquencies began to moderate in the fourth quarter.

It is likely that improvement in employment levels will continue to lag GDP growth throughout 2010 and possibly into 2011. However, at this stage in the cycle of recovery, we are encouraged by the signals we are seeing. If economic and unemployment trends develop in line with our expectations, and in the absence of unforeseen events, loan impairment charges should decline in 2010.

Positioning the business for the future

In 2007 we articulated a Group strategy built upon three important long-term global forecasts. These were: emerging markets will grow faster than developed ones, global trade will grow faster than GDP, and populations are ageing. Earlier this year the Board reviewed the strategy, to ensure it continues to reflect and anticipate the changing world in which we operate. It was clear to us that each of these three fundamentals remains unchanged.

Over the next ten years, emerging markets will account for the majority of global growth. As a result, we will invest primarily in these faster-growing markets. We also believe that global trade will rebound faster than GDP. In Commercial Banking, developing our capabilities in trade, payments and international connectivity will therefore continue to be a key part of our strategy for both emerging and developed markets. Finally, ageing populations are now a feature of many of our markets, including a number of key emerging countries, leading to greater demand for wealth management products. As a result, our strategy in Personal Financial Services will be wealth-focused and we will continue to deepen our relationships by delivering the products and services our customers need over their lifetime.

As patterns of trade and wealth evolve, we will focus uncompromisingly on those markets, products and areas of business where HSBC has competitive strengths, based on our global reach, our scale and our expertise. As the world changes, it also makes sense to position ourselves at the heart of the world’s economic activity. Last month HSBC moved the principal office of the Group Chief Executive to Hong Kong, the gateway to greater China, and at the centre of Asian trade and growth. This move reflects our deep roots in the region, and also the changing shape of our business. It is a strategic decision for the Group, but also a symbolic one which signals the strength of our commitment to grow HSBC in all of the world’s faster-growing markets.

Global businesses

Global Banking and Markets: sustainable business model and exceptional profits

Global Banking and Markets delivered very strong pre-tax profits of US$10.5 billion, compared with US$3.0 billion in 2008. These results are clear evidence of the success of our distinctive emerging markets-led, financing-focused strategy. Write-downs declined by US$5.1 billion compared with the previous year, and we saw more favourable market conditions, in which greater levels of volatility supported higher trading margins and capital market activity increased significantly from extremely depressed conditions. At the same time, the low interest rate environment constrained revenues in Global Transaction Banking and, as a result of wider economic conditions, loan impairment charges more than doubled to US$1.7 billion.

Profitability was broadly distributed by geography and faster-growing markets accounted for over 50 per cent of the total. Revenues were also distributed across a wide range of customer-facing businesses. In 2009 we saw robust revenues in Rates and Credit. We continued to build our financing capabilities, where we made strong market share gains in debt capital markets. HSBC led or co-led debt issuance in 12 of the 16 euro zone states where governments issued debt during the year. We strengthened those relationships which offer the greatest opportunity to develop broad-based revenues, and we exited various transaction-based relationships.

Even as some industry players were forced to curtail their business, HSBC increased market share in our core businesses. HSBC ranked first in the Bloomberg Euromarket bond league table combining all issuance in the euro zone. For the first time, Euromoney named HSBC ‘Best Global Debt House’ and we won all three emerging markets categories in the FX Week Best Banks Awards.

In Balance Sheet Management, we seek to manage the Group’s interest rate exposure and, when possible, enhance returns on the investment of our commercial surplus. Revenues were significantly higher at US$5.4 billion as a result of earlier successful positioning for lower interest rates. While we expect these revenues to reduce in 2010 as certain high yield positions mature, the current interest rate environment also offers opportunities to mitigate this.

We are confident that our diversified and customer-focused business model, combined with our scale and international presence, positions Global Banking and Markets to maintain revenues and to consolidate market share.

In our available-for-sale portfolios, greater liquidity led to rising prices and our asset-backed securities portfolios continued to perform in line with our expectations. On a reported basis, we recognised impairments of US$1.4 billion and expected losses of US$378 million in 2009, which is in line with guidance previously given. The carrying value of the portfolio reduced by 9 per cent to US$45.9 billion during the year as a result of repayment and amortisation and the available-for-sale reserve deficit further reduced by US$6.5 billion to US$12.2 billion as liquidity improved and prices rose.

Private Banking: focused on emerging market growth

Faced with a period of considerable uncertainty, private banking clients reduced their risk appetite for investments and demand for credit, leading to lower client revenues. Private Banking delivered pre-tax profits of US$1.1 billion, a decline of 21 per cent on 2008.

We have continued to build our presence and scale in all major emerging regions, in line with shifting patterns of wealth and opportunities for future growth. Driven by the tougher environment in developed markets, net new money fell overall. However, we were encouraged by net inflows of US$6.6 billion from emerging markets and intra-Group referrals.

Reported total client assets increased by 6 per cent to US$460 billion, despite the wider economic trends and our decision not to chase deposits in highly competitive conditions. We completed the merger of HSBC’s two Swiss private banks, and we successfully launched a number of niche and alternative market products during the year.

Emerging markets

Building the business in Asia – the world’s fastest-growing region

Our operations in the Asia-Pacific region achieved pre-tax profits of US$9.2 billion for the year, of which Hong Kong accounted for 55 per cent and the rest of Asia Pacific accounted for 45 per cent. While this was down 8 per cent overall, it was a strong performance in light of the more challenging economic and interest rate environment, and the region remained the largest contributor to Group profitability.

Many Asian economies were hit hard by falling trade and investment flows in the first part of the year, but economic activity and demand for credit and wealth management improved in the second half. The Chinese economy continued to grow rapidly, stimulus proved effective and employment levels remained healthy. As a result, exports and domestic demand both saw a rebound and trade flows strengthened within and beyond the region.

We continued to execute on our ambitions for growth, both through organic expansion and by building our strategic partnerships. We grew our deposit base by 8 per cent. Lending activity picked up in the second half of the year, and we supported small and medium size businesses by launching our SME fund in Malaysia and increasing our lending commitments in Hong Kong. In insurance, sales and profitability increased significantly across the region.

In Hong Kong we further built on our position as the number one bank. We grew deposits and we were the market leader in cards and in residential mortgage lending, where the strength of our book was underpinned by conservative average loan-to-value ratios of 38 per cent. We also consolidated our position as the largest bancassurer. Loan impairment charges were 35 per cent lower than in 2008, highlighting the quality and resilience of our portfolios.

In mainland China, where HSBC is the leading international bank, we further expanded our network and we soon expect to open our 100th HSBC-branded outlet. Developing our relationships with strategic partners also remains a principal pillar of our ambition for growth. In 2009, the value of our strategic investments, measured by market capitalisation, increased by US$11.3 billion to US$25.4 billion on a reported basis. We launched a new jointly held insurance entity and we announced our intention to establish a joint cards venture with Bank of Communications, to which we will transfer over 11 million cards already in force. We also supported the strategic development of the renminbi as an international trading currency. We were the first international bank to settle cross-border trade in the currency and we launched trade settlement services in seven ASEAN countries.

We continued to integrate and expand our operations in the rest of the region, in line with our positive outlook for the economy. In Vietnam, which is forecast to be one of the fastest-growing ASEAN economies, HSBC was the first foreign bank to incorporate locally, and earlier this year we increased our stake in the country’s largest domestic insurer. We successfully completed our acquisition of Bank Ekonomi in Indonesia, nearly doubling our presence in the world’s fifth most populous nation, where we now have over 200 outlets. In personal banking, we focused on opportunities in our Premier business, where we saw strong growth in Singapore and Malaysia. In line with this strategy, we exited consumer finance in India and Indonesia.

A difficult year for the Middle East economy

2009 was an extremely challenging year for the Middle East, where HSBC is the leading international bank. The region was significantly affected by falling capital inflows, a sharp decline in oil revenues, lower property prices and concerns over levels of debt in Dubai. Despite a recovery in oil prices in the second half of the year, credit conditions remained difficult.

As a result of these tough conditions, HSBC achieved pre-tax profits of US$0.5 billion, 74 per cent lower than 2008. Deposits and lending portfolios reduced overall. Loan impairment charges rose to unsatisfactory levels, and we took appropriate action to minimise this and to manage risk. Our exposure to the region, and within the region, remains acceptably spread.

HSBC has been doing business in the Middle East for over a century. We remain confident that the authorities in the region will provide the necessary conditions and support for continued growth, and we expect the economy to recover during this year and next. The Middle East will continue to be an important market at the heart of international trade and investment flows. Our commitment to the region is undiminished and in January 2010 we launched our SME fund in the United Arab Emirates to support our business banking customers.

Improved outlook in Latin America

HSBC’s Latin American operations delivered pre-tax profits of US$1.1 billion, down 33 per cent on 2008, as a result of tougher economic conditions, the impact of the H1N1 virus in Mexico, and higher loan impairment charges across the region.

In 2009, we took a strategic decision to reposition our retail businesses. We continued to manage down successfully the higher risk personal lending and credit card portfolios where we had seen higher delinquency in 2008. We reduced the number of consumer finance and retail branches in Mexico and Brazil and focused on opportunities in Premier, which was particularly successful in Brazil. We also saw growth in insurance sales.

Economic conditions improved during the year. The Brazilian economy returned to growth in the second quarter and, in Mexico, conditions began to improve in the second half as the impact of the H1N1 virus abated and as trade volumes with the US picked up. Loan impairment charges in the region fell in the latter part of the year. The Group continues to view Latin America as a region of considerable future opportunity and allocated US$1.3 billion of fresh capital to its operations in Mexico and Brazil at the end of 2009. This has enhanced our capital strength and will help us meet the growing needs of our customers as these economies expand.

Developed markets

US – improvement in consumer finance

The US economy returned to growth in the second half of 2009, although conditions remained difficult, especially in the personal financial services sector. Unemployment rates climbed to double digits and house prices continued to fall generally, although we saw some moderation in the latter half of the year, particularly in the middle and lower price sectors where targeted tax credits and low interest rates helped support housing market activity.

US Personal Financial Services made a loss before tax of US$5.3 billion, an improvement of 22 per cent on 2008, excluding the impact of the goodwill impairment. We completed the closure of all consumer lending branches, and associated restructuring costs of US$150 million were significantly lower than expectations. We continued to make encouraging progress in managing down the run-off business.

At year-end, HSBC Finance aligned its write-off period with the rest of the Group, leading to a significant decline in delinquency balances. Total balances in all parts of the run-off loan portfolio reduced during the year, falling by US$22 billion in total, to US$79 billion.

We also announced the sale of our US vehicle loan servicing operations and US$1 billion in vehicle loans, representing further progress in our run-off strategy. Since we began to run off parts of the portfolio in the first quarter of 2007, we have reduced balances by US$47 billion, or 37 per cent.

Excluding the effect of changing the write-off period, delinquency balances showed the usual seasonal rise in the second half, but the increase was significantly less pronounced than in previous years. The majority of our customers continued to meet their agreed payments, and we supported those in difficulty by modifying over 104,000 loans with an aggregate value of US$14.6 billion during the year. Loan impairments fell by 16 per cent in our US consumer finance run-off business as a result of these trends.

In HSBC Bank USA, we grew deposits in both Commercial Banking and in Personal Financial Services during the year. We sold US$4.5 billion of prime mortgages, and increased the number of Premier customers by 37 per cent. We also achieved encouraging results in cards. This business remained profitable despite the difficult economic environment, and the portfolio reduced overall.

However, we have resumed marketing spend to grow new card originations in some segments as a result of improving conditions.

Resilient performance in Europe

HSBC’s European operations remained resilient in the face of severe economic challenges. Pre-tax profits increased by 83 per cent to US$6.6 billion, with Global Banking and Markets contributing 69 per cent of the total. On a reported basis, pre-tax profit was US$4.0 billion in 2009, compared with US$10.9 billion in the previous year.

In the UK, recession tightened its grip on the economy. While the downturn lasted longer than in many other developed markets, low interest rates and quantitative easing helped to moderate its impact for borrowers. However, the low interest rate environment also negatively affected our deposit spreads. HSBC continued to support its customers through this challenging period. We made available £15 billion of new mortgage lending for the year, for which average loan-to-value ratios were less than 55 per cent, and we grew our market share of net new mortgage lending to 11 per cent. Among our business banking customers, demand for credit remained muted and overdraft utilisation was 40 per cent, highlighting the ready availability of credit when demand picks up. We supported over 121,000 new business start-ups and lent £0.8 billion as part of our commitment to smaller and medium size businesses. We also increased trade lending by over 30 per cent.

Our French operations delivered a very strong performance overall, with pre-tax profits of US$827 million, driven by significantly higher Global Markets revenues and resilient performance in Personal Financial Services and Commercial Banking

HSBC also achieved very strong results in Turkey. Pre-tax profits of US$261 million were considerably higher than in 2008, despite a significant contraction in the economy in 2009 and record levels of unemployment. In our view, Turkey remains one of our key opportunities for future growth, and our expansion of the platform in recent years positions us strongly as the economy returns to health.

Outlook

2010 economic outlook: a two-speed economy

As the world emerges from recession, we anticipate a two-speed recovery. In 2010, we expect GDP in emerging markets to grow by over six per cent, while the developed world struggles to reach two per cent. A bank’s performance reflects that of the underlying economies it serves, and this presents both challenges and opportunities for the sector.

It is likely to be another difficult year for developed markets. In both the US and Europe, recovery remains fragile and may well be more modest than we had become used to following previous recessions. Demand will continue to be dampened by the need to rebuild savings. Governments and central banks have some tough calls to make as they balance the need to reduce spending against the need to support recovery and jobs. Low interest rates will likely continue to support recovery but will also constrain deposit spreads for some time. The implications for banks of regulatory change remain uncertain, but these will probably impact developed markets more than those faster-growing regions where our focus lies.

Emerging markets are now increasingly in the driving seat. The latest HSBC Emerging Markets Index suggests that many of these economies will grow strongly in 2010. Over time, these markets will become increasingly connected to each other, and less reliant on the West. The centre of economic gravity will continue to move east and south, and so will the opportunities for growth in financial services.

As industry restructuring inevitably takes place, some banks may consolidate activity and refocus on domestic markets. As they do so, we expect some to sell portfolios of assets, which could present selective opportunities for HSBC. We will remain disciplined in reviewing the opportunities which emerge.

In this uncertain environment, the strength of the HSBC brand remains one of our most important assets. In 2009, we were named the world’s most valuable banking brand by Interbrand and last month we were named number one banking brand by Brand Finance for the third year running. Thanks to our strong brand, our signature financial strength, our broad and well-balanced business model and our clear strategy, I believe HSBC is positioned strongly and competitively for the next stage of the business cycle – and for the continuing shift in the global economy.

Finally, I am pleased to report that performance in January 2010 was strong and ahead of our expectations.

Thank you to our people

2009 was a year which, once again, made exceptional demands on our people. For many, this meant doing more to support our customers during the downturn. For others it meant working even harder than usual to deliver on their commitments, at a time when external conditions made this doubly challenging. It is proof of their strength and commitment that our employee engagement score increased from 67 to 71 per cent in such a year. It is also encouraging that this is notably higher than the industry average.

My final remarks are therefore reserved for my colleagues. It is because of your professionalism that HSBC can hold its head high at a time when the reputation of the banking industry is at a very low point. It is also because of your unwavering focus on our customers that HSBC is a bank which people want to do business with. Thank you.

Financial Overview

Year ended 31 December				Year ended 31 December
2009				2009	2008
£m	HK$m			US$m	US$m
		For the year
4,538	54,876	Profit before tax		7,079	9,307
		Profit attributable to shareholders of the parent
3,740	45,224	company		5,834	5,728
3,615	43,717	Dividends		5,639	11,301

		At the year-end
79,031	994,829	Total shareholders’ equity		128,299	93,591
95,929	1,207,523	Capital resources		155,729	131,460
790,886	9,955,407	Customer accounts and deposits by banks		1,283,906	1,245,411
1,456,499	18,333,957	Total assets		2,364,452	2,527,465
698,031	8,786,585	Risk-weighted assets		1,133,168	1,147,974

£	HK$			US$	US$
		Per ordinary share
0.22	2.64	Basic earnings *		0.34	0.41
0.22	2.64	Diluted earnings *		0.34	0.41
0.22	2.64	Basic earnings excluding goodwill impairment *		0.34	1.19
0.22	2.64	Dividends **		0.34	0.93
4.41	55.57	Net asset value		7.17	7.44

		Share information
		US$0.50 ordinary shares in issue		17,408m	12,105m
		Market capitalisation		US$199.3bn	US$114bn
		Closing market price per share		£7.09	£6.62

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to
		31 December 2009 ***	128.3	103.6	120.6
		Benchmarks: FTSE 100	127.3	98.0	135.4
		MSCI World	116.7	103.6	134.9
		MSCI Banks	125.2	70.6	92.3

82.7

*     The effect of the bonus element of the rights issue has been included within the basic and diluted earnings per share.

**                    Under IFRSs accounting rules, the dividend per share of US$0.34 shown in the accounts is the total of the dividends declared during 2009. This represents the fourth interim dividend for 2008 and the first, second and third interim dividends for 2009. As the fourth interim dividend for 2009 was declared in 2010 it will be reflected in the accounts for 2010.

***     Total shareholder return (‘TSR’) is as defined in the Annual Report and Accounts 2009.

	Year ended 31 December
	2009	2008
	%	%
Performance ratios
Return on average invested capitalW	4.1	4.0
Return on average total shareholders’ equity	5.1	4.7
Post-tax return on average total assets	0.27	0.26
Post-tax return on average risk-weighted assets	0.58	0.55

Efficiency and revenue mix ratios
Cost efficiency ratio
– reported	52.0	60.1
– excluding goodwill impairment	52.0	47.2

As a percentage of total operating income:
– net interest income	51.8	48.1
– net fee income	22.5	22.6
– net trading income	12.5	7.4

Capital ratios
– Core tier 1 ratio	9.4	7.0
– Tier 1 ratio	10.8	8.3
– Total capital ratio	13.7	11.4

W     Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

Consolidated Income Statement

Year ended 31 December			Year ended 31 December
2009			2009	2008
£m	HK$m		US$m	US$m

39,804	481,368	Interest income	62,096	91,301
(13,696)	(165,629)	Interest expense	(21,366)	(48,738)

26,108	315,739	Net interest income	40,730	42,563

13,719	165,916	Fee income	21,403	24,764
(2,396)	(28,985)	Fee expense	(3,739)	(4,740)

11,323	136,931	Net fee income	17,664	20,024

3,997	48,344	Trading income excluding net interest income	6,236	847
2,325	28,114	Net interest income on trading activities	3,627	5,713

6,322	76,458	Net trading income	9,863	6,560

(4,004)	(48,426)	Changes in fair value of long-term debt issued and related derivatives	(6,247)	6,679
1,741	21,056	Net income/(expense) from other financial instruments designated at fair value	2,716	(2,827)
		Net income from financial instruments designated at
(2,263)	(27,370)	fair value	(3,531)	3,852
333	4,031	Gains less losses from financial investments	520	197
81	977	Dividend income	126	272
6,712	81,171	Net earned insurance premiums	10,471	10,850
–	–	Gains on disposal of French regional banks	–	2,445
1,787	21,613	Other operating income	2,788	1,808

50,403	609,550	Total operating income	78,631	88,571

		Net insurance claims incurred and movement in
(7,980)	(96,512)	liabilities to policyholders	(12,450)	(6,889)

		Net operating income before loan impairment charges
42,423	513,038	and other credit risk provisions	66,181	81,682
(16,979)	(205,335)	Loan impairment charges and other credit risk provisions	(26,488)	(24,937)

25,444	307,703	Net operating income	39,693	56,745

(11,839)	(143,164)	Employee compensation and benefits	(18,468)	(20,792)
(8,584)	(103,818)	General and administrative expenses	(13,392)	(15,260)
		Depreciation and impairment of property, plant and
(1,106)	(13,372)	equipment	(1,725)	(1,750)
–	–	Goodwill impairment	–	(10,564)
(519)	(6,279)	Amortisation and impairment of intangible assets	(810)	(733)

(22,048)	(266,633)	Total operating expenses	(34,395)	(49,099)

3,396	41,070	Operating profit	5,298	7,646

1,142	13,806	Share of profit in associates and joint ventures	1,781	1,661

4,538	54,876	Profit before tax	7,079	9,307

(247)	(2,985)	Tax expense	(385)	(2,809)

4,291	51,891	Profit for the year	6,694	6,498

		Profit attributable to shareholders of the parent
3,740	45,224	company	5,834	5,728

551	6,667	Profit attributable to minority interests	860	770

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2009	2008
	US$m	US$m

Profit for the year	6,694	6,498

Other comprehensive income/(expense)
Available-for-sale investments:	10,817	(21,904)
– fair value gains/(losses)	9,821	(23,722)
– fair value gains transferred to income statement on disposal	(648)	(1,316)
– amounts transferred to the income statement in respect of
impairment losses	2,391	1,779
– income taxes	(747)	1,355

Cash flow hedges:	772	124
– fair value gains/(losses)	481	(1,720)
– fair value (gains)/losses transferred to income statement	808	1,754
– income taxes	(517)	90

Actuarial gains/(losses) on defined benefit plans	(2,608)	(1,175)
– before income taxes	(3,586)	(1,609)
– income taxes	978	434

Share of other comprehensive income/(expense) of associates and joint ventures	149	(559)
Exchange differences	4,975	(12,123)

Other comprehensive income/(expense) for the year, net of tax	14,105	(35,637)

Total comprehensive income/(expense) for the year	20,799	(29,139)

Total comprehensive income/(expense) for the year attributable to:
– shareholders of the parent company	19,529	(29,143)
– minority interests	1,270	4

	20,799	(29,139)

Consolidated Balance Sheet

At 31 December			At 31 December
2009			2009	2008
£m	HK$m		US$m	US$m

		ASSETS

37,363	470,319	Cash and balances at central banks	60,655	52,396
3,939	49,587	Items in the course of collection from other banks	6,395	6,003
10,757	135,407	Hong Kong Government certificates of indebtedness	17,463	15,358
259,570	3,267,389	Trading assets	421,381	427,329
22,903	288,301	Financial assets designated at fair value	37,181	28,533
154,546	1,945,370	Derivatives	250,886	494,876
110,745	1,394,022	Loans and advances to banks	179,781	153,766
552,078	6,949,375	Loans and advances to customers	896,231	932,868
227,401	2,862,450	Financial investments	369,158	300,235
27,432	345,316	Other assets	44,534	37,822
1,809	22,773	Current tax assets	2,937	2,552
7,653	96,328	Prepayments and accrued income	12,423	15,797
8,015	100,887	Interests in associates and joint ventures	13,011	11,537
18,476	232,573	Goodwill and intangible assets	29,994	27,357
8,502	107,021	Property, plant and equipment	13,802	14,025
5,310	66,839	Deferred tax assets	8,620	7,011

1,456,499	18,333,957	Total assets	2,364,452	2,527,465

At 31 December			At 31 December
2009			2009	2008
£m	HK$m		US$m	US$m

		LIABILITIES AND EQUITY

		Liabilities
10,757	135,408	Hong Kong currency notes in circulation	17,463	15,358
76,921	968,257	Deposits by banks	124,872	130,084
713,965	8,987,150	Customer accounts	1,159,034	1,115,327
3,532	44,461	Items in the course of transmission to other banks	5,734	7,232
165,168	2,079,080	Trading liabilities	268,130	247,652
49,337	621,033	Financial liabilities designated at fair value	80,092	74,587
152,550	1,920,247	Derivatives	247,646	487,060
90,488	1,139,032	Debt securities in issue	146,896	179,693
42,280	532,233	Other liabilities	68,640	72,384
1,318	16,594	Current tax liabilities	2,140	1,822
33,084	416,444	Liabilities under insurance contracts	53,707	43,683
8,125	102,275	Accruals and deferred income	13,190	15,448
1,210	15,237	Provisions	1,965	1,730
1,132	14,244	Deferred tax liabilities	1,837	1,855
4,292	54,022	Retirement benefit liabilities	6,967	3,888
18,774	236,326	Subordinated liabilities	30,478	29,433

1,372,933	17,282,043	Total liabilities	2,228,791	2,427,236

		Equity
5,362	67,499	Called up share capital	8,705	6,053
5,182	65,234	Share premium account	8,413	8,463
1,314	16,539	Other equity instruments	2,133	2,133
13,697	172,418	Other reserves	22,236	(3,747)
53,476	673,139	Retained earnings	86,812	80,689

79,031	994,829	Total shareholders’ equity	128,299	93,591
4,535	57,085	Minority interests	7,362	6,638

83,566	1,051,914	Total equity	135,661	100,229

1,456,499	18,333,957	Total equity and liabilities	2,364,452	2,527,465

Consolidated Statement of Cash Flows

	Year ended 31 December
	2009	2008
	US$m	US$m
Cash flows from operating activities
Profit before tax	7,079	9,307

Adjustments for:
Non-cash items included in profit before tax	31,384	41,305
Change in operating assets	(20,803)	18,123
Change in operating liabilities	14,645	(63,413)
Elimination of exchange differences	(19,024)	36,132
Net gain from investing activities	(1,910)	(4,195)
Share of profits in associates and joint ventures	(1,781)	(1,661)
Dividends received from associates	414	655
Contribution paid to defined benefit plans	(974)	(719)
Tax paid	(2,132)	(5,114)

Net cash from operating activities	6,898	30,420

Cash flows from investing activities
Purchase of financial investments	(304,629)	(277,023)
Proceeds from the sale and maturity of financial investments	241,341	223,138
Purchase of property, plant and equipment	(2,000)	(2,985)
Proceeds from the sale of property, plant and equipment	4,701	2,467
Proceeds from the sale of loan portfolios	4,852	9,941
Net purchase of intangible assets	(956)	(1,169)
Net cash inflow/(outflow) from acquisition of and increase in stake of subsidiaries	(677)	1,313
Net cash inflow from disposal of subsidiaries	45	2,979
Net cash outflow from acquisition of and increase in stake of associates	(62)	(355)
Net cash inflow from the consolidation of funds	–	16,500
Proceeds from disposal of associates and joint ventures	308	101

Net cash used in investing activities	(57,077)	(25,093)

Cash flows from financing activities
Issue of ordinary share capital – rights issue	18,326	–
Issue of ordinary share capital – other	72	467
Issue of other equity instruments	–	2,133
Net purchases and sales of own shares for market-making and investment purposes	(176)	(194)
Purchases of own shares to meet share awards and share option awards	(51)	(808)
On exercise of share options	12	27
Subordinated loan capital issued	2,959	7,094
Subordinated loan capital repaid	(4,637)	(350)
Dividends paid to shareholders of the parent company	(4,264)	(7,211)
Dividends paid to minority interests	(702)	(714)
Dividends paid to holders of other equity instruments	(269)	(92)

Net cash generated from financing activities	11,270	352

Net increase in cash and cash equivalents	(38,909)	5,679

Cash and cash equivalents at 1 January	278,872	297,009
Exchange differences in respect of cash and cash equivalents	10,803	(23,816)

Cash and cash equivalents at 31 December	250,766	278,872

Consolidated Statement of Changes in Equity

	Year ended 31 December
	2009	2008
	US$m	US$m
Called up share capital
At 1 January	6,053	5,915
Shares issued under employee share plans	4	20
Shares issued in lieu of dividends and amounts arising thereon	118	118
Shares issued in respects of rights issue	2,530	–
	,
At 31 December	8,705	6,053

Share premium
At 1 January	8,463	8,134
Shares issued under employee share plans	69	450
Shares issued in lieu of dividends and amounts arising thereon	(119)	(121)

At 31 December	8,413	8,463

Other equity instruments
At 1 January	2,133	–
Capital securities issued	–	2,133

At 31 December	2,133	2,133

Retained earnings
At 1 January	80,689	81,097
Profit for the year	5,834	5,728
Other comprehensive income
Actuarial losses on defined benefit plans	(2,685)	(1,046)
Share of other comprehensive income of associates and joint ventures	149	(559)

Other comprehensive income (net of tax)	(2,536)	(1,605)

Total comprehensive income for year	3,298	4,123
Shares issued in lieu of dividends and amounts arising thereon	1,670	3,596
Dividends to shareholders	(5,639)	(11,301)
Tax credit on dividends	50	–
Own shares adjustment	(227)	(1,002)
Exercise and lapse of share options and vesting of share awards	807	827
Income taxes on share-based payments	9	–
Other movements	210	(252)
Transfers	5,945	3,601

At 31 December	86,812	80,689

Other reserves
Available-for-sale fair value reserve
At 1 January	(20,550)	850
Other comprehensive income
Available-for-sale investments	10,603	(21,474)

Other comprehensive income (net of tax)	10,603	(21,474)

Total comprehensive income for year	10,603	(21,474)
Other movements	(18)	74

At 31 December	(9,965)	(20,550)

	Year ended 31 December
	2009	2008
	US$m	US$m
Cash flow hedging reserve
At 1 January	(806)	(917)
Other comprehensive income
Cash flow hedges	791	106

Other comprehensive income (net of tax)	791	106

Total comprehensive income for year	791	106
Other movements	(11)	5

At 31 December	(26)	(806)

Foreign exchange reserve
At 1 January	(1,843)	10,055
Other comprehensive income
Exchange differences	4,837	(11,898)

Other comprehensive income (net of tax)	4,837	(11,898)

Total comprehensive income for year	4,837	(11,898)

At 31 December	2,994	(1,843)

Share-based payment reserve
At 1 January	1,995	1,968
Exercise and lapse of share options and vesting of share awards	(769)	(848)
Cost of share-based payment arrangements	683	819
Other movements	16	56

At 31 December	1,925	1,995

Merger reserve
At 1 January	17,457	21,058
Shares issued in respect of rights issue	15,796	–
Transfers	(5,945)	(3,601)

At 31 December	27,308	17,457

	Year ended 31 December
	2009	2008
	US$m	US$m
Total shareholders’ equity
At 1 January	93,591	128,160
Profit for the year	5,834	5,728
Other comprehensive income
Available-for-sale investments	10,603	(21,474)
Cash flow hedges	791	106
Actuarial losses on defined benefit plans	(2,685)	(1,046)
Share of other comprehensive income of associates and joint ventures	149	(559)
Exchange differences	4,837	(11,898)

Other comprehensive income (net of tax)	13,695	(34,871)

Total comprehensive income for year	19,529	(29,143)
Shares issued under employee share plans	73	470
Shares issued in lieu of dividends and amounts arising thereon	1,669	3,593
Capital securities issued	–	2,133
Shares in respect of rights issue	18,326	–
Dividends to shareholders	(5,639)	(11,301)
Tax credit on dividends	50	–
Own shares adjustment	(227)	(1,002)
Exercise and lapse of share options and vesting of share awards	38	(21)
Cost of share-based payment arrangements	683	819
Income taxes on share-based payments	9	–
Other movements	197	(117)

At 31 December	128,299	93,591

Minority interests
At 1 January	6,638	7,256
Profit for the year	860	770
Other comprehensive income
Available-for-sale investments	214	(430)
Cash flow hedges	(19)	18
Actuarial gains on defined benefit plans	77	(129)
Exchange differences	138	(225)

Other comprehensive income (net of tax)	410	(766)

Total comprehensive income for year	1,270	4
Dividends to shareholders	(832)	(813)
Other movements	77	73
Net increase in minority interest arising on acquisitions,
disposals and capital issuance	209	118

At 31 December	7,362	6,638

	Year ended 31 December
	2009	2008
	US$m	US$m
Total equity
At 1 January	100,229	135,416
Profit for the year	6,694	6,498
Other comprehensive income
Available-for-sale investments	10,817	(21,904)
Cash flow hedges	772	124
Actuarial losses on defined benefit plans	(2,608)	(1,175)
Share of other comprehensive income of associates and joint ventures	149	(559)
Exchange differences	4,975	(12,123)

Other comprehensive income (net of tax)	14,105	(35,637)

Total comprehensive income for year	20,799	(29,139)
Shares issued under employee share plans	73	470
Shares issued in lieu of dividends and amounts arising thereon	1,669	3,593
Capital securities issued	–	2,133
Shares in respect of rights issue	18,326	–
Dividends to shareholders	(6,471)	(12,114)
Tax credit on dividends	50	–
Own shares adjustment	(227)	(1,002)
Exercise and lapse of share options and vesting of share awards	38	(21)
Cost of share-based payment arrangements	683	819
Income taxes on share-based payments	9	–
Other movements	274	(44)
Net increase in minority interest arising on acquisitions,
disposals and capital issuance	209	118

At 31 December	135,661	100,229

Additional Information

1. Basis of preparation and accounting policies

The basis of preparation and significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts 2009.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009 affecting the consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2009 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

During 2009, HSBC adopted the following standards and amendments to standards:

•	‘Classification of Rights Issues – Amendment to IAS 32’;

•	IFRS 8 ‘Operating Segments’;

•	IAS 1 ‘Presentation of Financial Statements’ (Revised 2007); and

•	An amendment to IFRS 7 ‘Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments.’

Further details of these standards and amendments to standards are provided in Note 1(a) of the Annual Report and Accounts 2009.

2. Dividends

On 1 March 2010, the Directors declared a fourth interim dividend for 2009 of US$0.10 per ordinary share. The dividend will be payable on 5 May 2010, to holders of record on 18 March 2010 on the Hong Kong Overseas Branch Register and 19 March on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11 am on 26 April 2010, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 30 March 2010 and elections will be required to be made by 22 April 2010. As this dividend was declared after the balance sheet date, it has not been included in ‘Other liabilities’ at 31 December 2009.

The dividend on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be payable on 5 May 2010 to the holders of record on 19 March 2010. The dividend will be payable in cash, in euros at the exchange rate on 26 April 2010, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 15 March 2010 and 24 March 2010.

The dividend on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, will be payable on 5 May 2010 to holders of record on 19 March 2010. The dividend of US$0.50 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 30 March 2010, and elections will be required to be made by 16 April 2010. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company’s shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 17 March 2010. The ADSs will be quoted ex-dividend in New York on 17 March 2010.

Dividends declared on HSBC Holdings shares during 2009 were as follows:

	2009				2008
	Per		Settled			Settled
	share	Total	in scrip	Per share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.10	1,210	624	0.39	4,620	2,233
In respect of current year:
– first interim dividend	0.08	1,384	190	0.18	2,158	256
– second interim dividend	0.08	1,385	696	0.18	2,166	727
– third interim dividend	0.08	1,391	160	0.18	2,175	380

	0.34	5,370	1,670	0.93	11,119	3,596

Quarterly dividends on preference shares
classified as equity
March dividend	15.50	22		15.50	22
June dividend	15.50	23		15.50	23
September dividend	15.50	22		15.50	22
December dividend	15.50	23		15.50	23

	62.00	90		62.00	90

Quarterly coupons on capital securities
classified as equityW
January coupon	0.508	44		–	–
April coupon	0.508	45		–	–
July coupon	0.508	45		0.541	47
October coupon	0.508	45		0.508	45

	2.032	179		1.049	92

W     During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities which are classified as equity under IFRSs.

On 10 February 2010, the Directors declared a dividend of US$15.50 per non-cumulative US dollar preference share (Series A dollar preference share), equivalent to a dividend of US$0.3875 per Series A American Depository Share, each of which represents one-fortieth of a Series A dollar preference share. The dividend is payable on 15 March 2010 to the holder of record on 1 March 2010.

On 15 January 2010, HSBC paid a coupon on the Capital Securities of US$0.508 per security, a distribution of US$45 million. No liability is recorded in the balance sheet at 31 December 2009 in respect of this coupon payment.

3. Earnings and dividends per ordinary share

	Year ended 31 December
	2009	2008
	US$	US$

Basic earnings per ordinary share	0.34	0.41
Diluted earnings per ordinary share	0.34	0.41
Basic earnings per ordinary share excluding goodwill impairment	0.34	1.19
Dividends per ordinary share	0.34	0.93
Net asset value at year-end	7.17	7.44

Dividend pay out ratioW
– reported	100.0%	226.8%
– excluding goodwill impairment	100.0%	78.2%

W     Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

•

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of ordinary shares which may be issued pursuant to employee share plans (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares.

•

In April 2009, HSBC Holdings completed a rights issue. The effect of the bonus element included within the rights issue has been included within the calculation of basic and diluted earnings per share. The effect of the rights issue was to increase the weighted average number of ordinary shares for 2008 by 1,743 million and dilutive potential ordinary shares by 15 million.

•	Profit attributable to the ordinary shareholders of the parent company

	Year ended 31 December
	2009	2008
	US$m	US$m

Profit attributable to shareholders of the parent company	5,834	5,728
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(179)	(92)

Profit attributable to the ordinary shareholders of the parent company	5,565	5,546

Basic and diluted earnings per share

	2009				2008
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic	5,565	16,277	0.34	5,546	13,555	0.41
Effect of potential ordinary shares		143			118

Diluted	5,565	16,420	0.34	5,546	13,673	0.41

4. Tax expense

	Year ended 31 December
	2009	2008
	US$m	US$m

UK corporation tax charge	206	1,671
Overseas tax	1,847	1,703

Current tax	2,053	3,374
Deferred tax	(1,668)	(565)

Tax expense	385	2,809

Effective tax rate	5.4%	30.2%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 28 per cent (2008: 28.5 per cent). Overseas tax included Hong Kong profits tax of US$783 million (2008: US$846 million) provided at the rate of 16.5 per cent (2008: 16.5 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of tax expense	Year ended 31 December
	2009	2008
	US$m	US$m

Taxation at UK corporation tax rate of 28 per cent (2008: 28.5 per cent)	1,982	2,652
Goodwill impairment	–	3,010
Non-deductible loss on foreign exchange swaps on rights issue proceeds	96	–
Effect of taxing overseas profits in principal locations at different rates	(1,345)	(1,339)
Gains not subject to tax	(238)	(1,016)
Adjustments in respect of prior period liabilities	(39)	(67)
Low income housing tax credits	(98)	(103)
Effect of profit in associates and joint ventures	(499)	(473)
Deferred tax temporary differences not provided	360	157
Non taxable income	(365)	(519)
Permanent disallowables	223	217
Additional provision for tax on overseas dividends	341	294
Other items	(33)	(4)

Overall tax expense	385	2,809

5. Analysis of net fee income
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Cards	2,209	2,416	4,625	3,089	2,755	5,844
Account services	1,771	1,821	3,592	2,260	2,093	4,353
Funds under management	945	1,227	2,172	1,572	1,185	2,757
Broking income	749	868	1,617	954	784	1,738
Credit facilities	729	750	1,479	639	674	1,313
Insurance	688	733	1,421	942	829	1,771
Global custody	471	517	988	757	554	1,311
Imports/Exports	438	459	897	496	518	1,014
Underwriting	348	398	746	204	121	325
Remittances	281	332	613	307	303	610
Corporate finance	164	232	396	232	149	381
Unit trusts	137	226	363	337	165	502
Trust income	134	144	278	164	161	325
Mortgage servicing	62	62	124	56	64	120
Maintenance income on
operating leases	55	56	111	70	60	130
Taxpayer financial services	91	(4)	87	154	14	168
Other	919	975	1,894	1,148	954	2,102

Total fee income	10,191	11,212	21,403	13,381	11,383	24,764
Less: fee expense	(1,763)	(1,976)	(3,739)	(2,390)	(2,350)	(4,740)

Total net fee income	8,428	9,236	17,664	10,991	9,033	20,024

6. Loan impairment charges

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment
allowances:
– Net new allowances	2,284	2,308	4,592	390	1,787	2,177
– Recoveries	(34)	(100)	(134)	(58)	(55)	(113)

	2,250	2,208	4,458	332	1,732	2,064
Collectively assessed impairment
allowances:
– Net new allowances	11,426	9,814	21,240	10,046	12,742	22,788
– Recoveries	(343)	(413)	(756)	(421)	(300)	(721)

	11,083	9,401	20,484	9,625	12,442	22,067
Total charge for
impairment losses	13,333	11,609	24,942	9,957	14,174	24,131

Banks	13	57	70	–	54	54
Customers	13,320	11,552	24,872	9,957	14,120	24,077

7. Notes on the statement of cash flows

	Year ended 31 December
	2009	2008
	US$m	US$m
Non-cash items included in profit before tax
Depreciation, amortisation and impairment	2,538	13,367
Revaluations on investment property	24	92
Share-based payment expense	683	819
Loan impairment losses gross of recoveries and other credit risk provisions	27,378	25,771
Provisions	669	591
Impairment of financial investments	358	1,042
Charge for defined benefit plans	192	490
Accretion of discounts and amortisation of premiums	(458)	(867)

	31,384	41,305

Change in operating assets
Change in prepayments and accrued income	3,198	4,178
Change in net trading securities and net derivatives	15,388	(23,293)
Change in loans and advances to banks	(30,354)	22,596
Change in loans and advances to customers	6,149	7,279
Change in financial assets designated at fair value	(8,911)	12,757
Change in other assets	(6,273)	(5,394)

	(20,803)	18,123

Change in operating liabilities
Change in accruals and deferred income	(2,258)	(6,169)
Change in deposits by banks	(5,216)	(3,038)
Change in customer accounts	41,983	32,372
Change in debt securities in issue	(32,797)	(67,152)
Change in financial liabilities designated at fair value	7,430	(15,352)
Change in other liabilities	5,503	(4,074)

	14,645	(63,413)

Cash and cash equivalents
Cash and balances at central banks	60,655	52,396
Items in the course of collection from other banks	6,395	6,003
Loans and advances to banks of one month or less	160,673	165,066
Treasury bills, other bills and certificates of deposit
less than three months	28,777	62,639
Less: items in the course of transmission to other banks	(5,734)	(7,232)

Total cash and cash equivalents	250,766	278,872

Interest and dividends
Interest paid	(29,030)	(60,342)
Interest received	74,062	107,019
Dividends received	1,023	1,876

8. Segmental analysis

HSBC’s operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Due to the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region, customer group and global business, and retail businesses by geographical region. The segmental analysis is presented on a geographical basis because, although information is reviewed on a number of bases, capital resources are allocated and performance is assessed primarily by geographical region. Also, the economic conditions of each geographical region are highly influential in determining the performance of the different businesses carried out in each region. As a result, provision of segmental information on a geographical basis provides the most meaningful basis from which to assess performance. HSBC’s chief operating decision-maker is the Group Management Board which operates as a general management committee under the direct authority of the Board.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

Information provided to HSBC’s chief operating decision-maker to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm’s length basis and eliminated in a separate column. Shared costs are included in operating segments on the basis of the actual recharges made.

The Middle East is presented as a separate operating segment with effect from 1 January 2009. Previously, it was included within the Rest of Asia-Pacific segment. The change was made to align the segmental analysis with the information reviewed by the chief operating decision-maker and comparative figures have been restated accordingly.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by customer groups and global businesses.

•

Personal Financial Services offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance, wealth management and local and international payment services.

•

Commercial Banking product offerings include the provision of financing services, payments and cash management, international trade finance, treasury and capital markets, commercial cards, insurance, wealth management and investment banking services.

•

Global Banking and Markets provides tailored financial solutions to major government, corporate and institutional clients worldwide. The client-focused business lines deliver a full range of banking capabilities including investment banking and financing solutions; a markets business that provides services in credit, rates, foreign exchange, money markets and securities services; global asset management services and principal investment activities.

•	Private Banking provides a range of services to meet the banking, investment and wealth advisory needs of high net worth individuals.

Financial information

In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Europe
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	10,673	9,610	20,283	18,126	16,991	35,117
Interest expense	(4,695)	(3,320)	(8,015)	(13,651)	(11,770)	(25,421)

Net interest income	5,978	6,290	12,268	4,475	5,221	9,696

Fee income	3,998	4,578	8,576	5,666	4,559	10,225
Fee expense	(1,155)	(1,154)	(2,309)	(1,443)	(1,290)	(2,733)

Net fee income	2,843	3,424	6,267	4,223	3,269	7,492

Net trading income	3,429	2,030	5,459	3,649	1,708	5,357
Changes in fair value of long-term
debt issued and related derivatives	(788)	(1,958)	(2,746)	207	2,732	2,939
Net income/(expense) from
other financial instruments
designated at fair value	212	1,109	1,321	(866)	(960)	(1,826)

Net income/(expense) from
financial instruments
designated at fair value	(576)	(849)	(1,425)	(659)	1,772	1,113
Gains less losses from financial
investments	(60)	110	50	608	(190)	418
Dividend income	13	16	29	20	110	130
Net earned insurance premiums	2,134	2,089	4,223	2,286	3,013	5,299
Gains on disposal of French
regional banks	–	–	–	–	2,445	2,445
Other operating income	976	1,286	2,262	1,427	669	2,096

Total operating income	14,737	14,396	29,133	16,029	18,017	34,046

Net insurance claims incurred and
movement in liabilities to
policyholders	(2,383)	(3,206)	(5,589)	(1,388)	(1,979)	(3,367)
Net operating income before loan
impairment charges and other
credit risk provisions	12,354	11,190	23,544	14,641	16,038	30,679

Loan impairment charges and
other credit risk provisions	(2,813)	(2,755)	(5,568)	(1,272)	(2,482)	(3,754)

Net operating income	9,541	8,435	17,976	13,369	13,556	26,925

Net operating expenses	(6,587)	(7,401)	(13,988)	(8,193)	(7,879)	(16,072)

Operating profit	2,954	1,034	3,988	5,176	5,677	10,853

Share of profit/(loss) in associates
and joint ventures	22	(1)	21	1	15	16

Profit before tax	2,976	1,033	4,009	5,177	5,692	10,869

Tax expense	(527)	(249)	(776)	(1,375)	(824)	(2,199)

Profit after tax	2,449	784	3,233	3,802	4,868	8,670

Hong Kong
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	2,923	2,404	5,327	4,984	4,546	9,530
Interest expense	(691)	(441)	(1,132)	(2,149)	(1,683)	(3,832)

Net interest income	2,232	1,963	4,195	2,835	2,863	5,698

Fee income	1,409	1,690	3,099	1,724	1,338	3,062
Fee expense	(209)	(221)	(430)	(255)	(227)	(482)

Net fee income	1,200	1,469	2,669	1,469	1,111	2,580

Net trading income	704	521	1,225	314	879	1,193
Changes in fair value of
long-term debt issued
and related derivatives	(3)	–	(3)	1	2	3
Net income/(expense) from
other financial instruments
designated at fair value	348	440	788	(362)	(832)	(1,194)

Net income/(expense) from
financial instruments
designated at fair value	345	440	785	(361)	(830)	(1,191)
Gains less losses from financial
investments	2	7	9	(98)	(211)	(309)
Dividend income	14	14	28	20	21	41
Net earned insurance premiums	1,838	1,836	3,674	1,650	1,597	3,247
Other operating income	505	769	1,274	448	369	817

Total operating income	6,840	7,019	13,859	6,277	5,799	12,076

Net insurance claims incurred and
movement in liabilities to
policyholders	(2,126)	(2,266)	(4,392)	(1,169)	(753)	(1,922)
Net operating income before
loan impairment charges and
other credit risk provisions	4,714	4,753	9,467	5,108	5,046	10,154

Loan impairment charges and
other credit risk provisions	(273)	(227)	(500)	(81)	(684)	(765)

Net operating income	4,441	4,526	8,967	5,027	4,362	9,389

Net operating expenses	(1,935)	(2,011)	(3,946)	(1,975)	(1,968)	(3,943)

Operating profit	2,506	2,515	5,021	3,052	2,394	5,446

Share of profit/(loss) in associates
and joint ventures	(5)	13	8	21	(6)	15

Profit before tax	2,501	2,528	5,029	3,073	2,388	5,461

Tax expense	(495)	(374)	(869)	(546)	(353)	(899)

Profit after tax	2,006	2,154	4,160	2,527	2,035	4,562

Rest of Asia-Pacific
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	3,025	2,852	5,877	4,612	4,454	9,066
Interest expense	(1,257)	(1,081)	(2,338)	(2,693)	(2,436)	(5,129)

Net interest income	1,768	1,771	3,539	1,919	2,018	3,937

Fee income	908	1,064	1,972	1,323	1,091	2,414
Fee expense	(189)	(226)	(415)	(319)	(228)	(547)

Net fee income	719	838	1,557	1,004	863	1,867

Net trading income	909	697	1,606	1,090	952	2,042
Changes in fair value of
long-term debt issued and
related derivatives	(2)	1	(1)	–	1	1
Net income/(expense) from
other financial instruments
designated at fair value	31	80	111	(88)	(84)	(172)

Net income/(expense) from
financial instruments
designated at fair value	29	81	110	(88)	(83)	(171)
Gains less losses from financial
investments	(21)	2	(19)	24	–	24
Gains arising from dilution of
interests in associates
Dividend income	1	1	2	1	1	2
Net earned insurance premiums	152	213	365	114	83	197
Other operating income	608	630	1,238	475	580	1,055

Total operating income	4,165	4,233	8,398	4,539	4,414	8,953

Net insurance claims incurred and
movement in liabilities to
policyholders	(156)	(239)	(395)	(4)	32	28
Net operating income before loan
impairment charges and other
credit risk provisions	4,009	3,994	8,003	4,535	4,446	8,981

Loan impairment charges and
other credit risk provisions	(531)	(365)	(896)	(328)	(524)	(852)

Net operating income	3,478	3,629	7,107	4,207	3,922	8,129

Net operating expenses	(2,151)	(2,299)	(4,450)	(2,324)	(2,380)	(4,704)

Operating profit	1,327	1,330	2,657	1,883	1,542	3,425

Share of profit in associates and
joint ventures	695	848	1,543	751	546	1,297

Profit before tax	2,022	2,178	4,200	2,634	2,088	4,722

Tax expense	(338)	(415)	(753)	(508)	(420)	(928)

Profit after tax	1,684	1,763	3,447	2,126	1,668	3,794

Middle East
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	1,217	1,043	2,260	1,135	1,316	2,451
Interest expense	(454)	(321)	(775)	(421)	(474)	(895)

Net interest income	763	722	1,485	714	842	1,556

Fee income	337	345	682	363	377	740
Fee expense	(29)	(28)	(57)	(29)	(20)	(49)

Net fee income	308	317	625	334	357	691

Net trading income	220	174	394	239	163	402
Gains less losses from financial
investments	13	3	16	9	(1)	8
Dividend income	2	1	3	1	1	2
Other operating income	63	8	71	9	–	9

Total operating income	1,369	1,225	2,594	1,306	1,362	2,668

Net insurance claims incurred and
movement in liabilities to
policyholders	–	–	–	–	–	–
Net operating income before loan
impairment charges and other
credit risk provisions	1,369	1,225	2,594	1,306	1,362	2,668

Loan impairment charges and
other credit risk provisions	(391)	(943)	(1,334)	(41)	(238)	(279)

Net operating income	978	282	1,260	1,265	1,124	2,389

Net operating expenses	(482)	(519)	(1,001)	(460)	(499)	(959)

Operating profit/(loss)	496	(237)	259	805	625	1,430

Share of profit in associates and
joint ventures	147	49	196	185	131	316

Profit/(loss) before tax	643	(188)	455	990	756	1,746

Tax expense	(109)	15	(94)	(123)	(122)	(245)

Profit/(loss) after tax	534	(173)	361	867	634	1,501

North America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	10,485	9,041	19,526	13,797	12,100	25,897
Interest expense	(3,308)	(2,548)	(5,856)	(5,924)	(4,755)	(10,679)

Net interest income	7,177	6,493	13,670	7,873	7,345	15,218

Fee income	2,805	2,691	5,496	3,245	3,047	6,292
Fee expense	(270)	(409)	(679)	(423)	(642)	(1,065)

Net fee income	2,535	2,282	4,817	2,822	2,405	5,227

Net trading income/(expense)	394	(63)	331	(1,816)	(1,319)	(3,135)
Changes in fair value of
long-term debt issued
and related derivatives	(1,507)	(1,990)	(3,497)	369	3,367	3,736
Net income/(expense) from
other financial instruments
designated at fair value	(2)	3	1	(1)	2	1

Net income/(expense)
from financial instruments
designated at fair value	(1,509)	(1,987)	(3,496)	368	3,369	3,737
Gains less losses from financial
investments	257	39	296	106	(226)	(120)
Dividend income	23	30	53	40	37	77
Net earned insurance premiums	164	145	309	203	187	390
Other operating income/(expense)	292	274	566	115	(92)	23

Total operating income	9,333	7,213	16,546	9,711	11,706	21,417

Net insurance claims incurred and
movement in liabilities to
policyholders	(143)	(98)	(241)	(112)	(126)	(238)
Net operating income before loan
impairment charges and other
credit risk provisions	9,190	7,115	16,305	9,599	11,580	21,179

Loan impairment charges and
other credit risk provisions	(8,538)	(7,126)	(15,664)	(7,166)	(9,629)	(16,795)

Net operating income/(expense)	652	(11)	641	2,433	1,951	4,384

Net operating expenses
excluding goodwill impairment	(4,362)	(4,029)	(8,391)	(4,807)	(4,552)	(9,359)
Goodwill impairment	–	–	–	(527)	(10,037)	(10,564)

Operating loss	(3,710)	(4,040)	(7,750)	(2,901)	(12,638)	(15,539)

Share of profit in associates
and joint ventures	7	5	12	8	3	11

Loss before tax	(3,703)	(4,035)	(7,738)	(2,893)	(12,635)	(15,528)

Tax income	305	1,980	2,285	826	889	1,715

Loss after tax	(3,398)	(2,055)	(5,453)	(2,067)	(11,746)	(13,813)

Latin America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	4,890	5,201	10,091	5,785	5,847	11,632
Interest expense	(2,270)	(2,248)	(4,518)	(2,423)	(2,751)	(5,174)

Net interest income	2,620	2,953	5,573	3,362	3,096	6,458

Fee income	1,060	1,170	2,230	1,418	1,298	2,716
Fee expense	(237)	(264)	(501)	(279)	(270)	(549)

Net fee income	823	906	1,729	1,139	1,028	2,167

Net trading income	599	249	848	358	343	701
Changes in fair value of
long-term debt issued
and related derivatives	–	–	–	–	–	–
Net income from other
financial instruments
designated at fair value	188	307	495	156	208	364

Net income from financial
instruments designated at
fair value	188	307	495	156	208	364
Gains less losses from financial
investments	132	36	168	168	8	176
Dividend income	4	7	11	6	14	20
Net earned insurance premiums	724	1,176	1,900	900	817	1,717
Other operating income	61	72	133	130	170	300

Total operating income	5,151	5,706	10,857	6,219	5,684	11,903

Net insurance claims incurred and
movement in liabilities to
policyholders	(699)	(1,134)	(1,833)	(764)	(626)	(1,390)
Net operating income before loan
impairment charges and other
credit risk provisions	4,452	4,572	9,024	5,455	5,058	10,513

Loan impairment charges and
other credit risk provisions	(1,385)	(1,141)	(2,526)	(1,170)	(1,322)	(2,492)

Net operating income	3,067	3,431	6,498	4,285	3,736	8,021

Net operating expenses	(2,488)	(2,887)	(5,375)	(3,023)	(2,967)	(5,990)

Operating profit	579	544	1,123	1,262	769	2,031

Share of profit in associates and
joint ventures	1	–	1	4	2	6

Profit before tax	580	544	1,124	1,266	771	2,037

Tax expense	(122)	(56)	(178)	(215)	(38)	(253)

Profit after tax	458	488	946	1,051	733	1,784

Other information about the profit/(loss) for the year

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific	East	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2009

External	16,734	8,352	6,056	1,283	767	6,501	–	39,693
Inter-segment	1,242	615	1,051	(23)	(126)	(3)	(2,756)	–

Net operating income	17,976	8,967	7,107	1,260	641	6,498	(2,756)	39,693

Profit/(loss) for the year includes
the following significant
non-cash items:
Depreciation, amortisation
and impairment	1,039	342	215	37	515	390	–	2,538
Loan impairment losses gross
of recoveries and other credit
risk provisions	5,833	534	1,028	1,361	15,757	2,865	–	27,378
Impairment of financial investments	137	129	50	4	38	–	–	358

Year ended 31 December 2008

External	25,887	8,205	7,010	2,386	5,236	8,021	–	56,745
Inter-segment	1,038	1,184	1,119	3	(852)	–	(2,492)	–

Net operating income	26,925	9,389	8,129	2,389	4,384	8,021	(2,492)	56,745

Profit/(loss) for the year includes
the following significant
non-cash items:
Depreciation, amortisation
and impairment	1,093	312	192	31	11,352	387	–	13,367
Loan impairment losses gross
of recoveries and other credit
risk provisions	4,050	803	960	309	16,892	2,757	–	25,771
Impairment of financial investments	278	535	–	–	229	–	–	1,042

Balance sheet information

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific*	East*	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Loans and advances to
customers (net)	439,481	99,381	80,043	22,844	206,853	47,629	–	896,231
Interests in associates and
joint ventures	147	157	11,083	1,573	42	9	–	13,011
Total assets	1,268,600	399,243	222,139	48,107	475,014	115,967	(164,618)	2,364,452
Customer accounts	495,019	275,441	133,999	32,529	149,157	72,889	–	1,159,034
Total liabilities	1,213,907	384,912	203,243	42,325	447,530	101,492	(164,618)	2,228,791

Capital expenditure incurredW	983	290	159	102	658	540	–	2,732

At 31 December 2008
Loans and advances to
customers (net)	426,191	100,220	80,661	27,295	256,214	42,287	–	932,868
Interests in associates and
joint ventures	137	153	9,728	1,383	128	8	–	11,537
Total assets	1,392,049	414,484	225,573	50,952	596,302	102,946	(254,841)	2,527,465
Customer accounts	502,476	250,517	124,194	35,165	143,532	59,443	–	1,115,327
Total liabilities	1,361,960	400,637	210,478	45,416	571,657	91,929	(254,841)	2,427,236

Capital expenditure incurredW	2,078	440	426	85	726	617	–	4,372

*     The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.

W     Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as

Net operating income by customer group and global business

	Personal		Global			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other*	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2009
External	13,804	9,285	21,383	2,275	(7,054)	–	39,693
Inter-segment	1,709	286	(2,731)	709	5,023	(4,996)	–

Net operating income	15,513	9,571	18,652	2,984	(2,031)	(4,996)	39,693

Year ended 31 December 2008
External	15,023	13,080	17,739	2,231	8,672	–	56,745
Inter-segment	5,246	64	(5,692)	1,332	3,618	(4,568)	–

Net operating income	20,269	13,144	12,047	3,563	12,290	(4,568)	56,745

*     The main items reported in the ‘Other’ segment are certain property activities, unallocated investment activities, centrally held investment companies and HSBC’s holding company and financing operations. The ‘Other’ segment also includes gains and losses on the disposal of certain significant subsidiaries or business units.

Information by country

	2009		2008
	External net	Non-	External net	Non-
	operating	current	operating	current
	income*	assetsW	income*	assetsW
	US$m	US$m	US$m	US$m

UK	9,958	19,704	15,789	12,491
Hong Kong	8,352	3,374	8,205	3,527
USA	(1,042)	5,499	2,862	4,660
France	3,322	11,782	6,457	11,862
Brazil	3,368	1,868	3,886	1,421
Other countries	15,735	25,557	19,546	23,020

	39,693	67,784	56,745	56,981

*     External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.

W     Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

9     . Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
				2008 at 2009
	2008 as	2008	Currency	exchange	2009	Underlying	2009 as
	reported	adjustments	translation	rates	adjustments	change	reported
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	42,563	(65)	(2,062)	40,436	53	241	40,730
Net fee income	20,024	(58)	(1,315)	18,651	6	(993)	17,664
Changes in fair value*	6,570	(6,570)	–	–	(6,533)	–	(6,533)
Gains on disposal of
French regional banks	2,445	(2,445)	–	–	–	–	–
Other income	10,080	(680)	(1,597)	7,803	298	6,219	14,320

Net operating income	81,682	(9,818)	(4,974)	66,890	(6,176)	5,467	66,181

Loan impairment charges
and other credit risk
provisions	(24,937)	6	709	(24,222)	–	(2,266)	(26,488)

Net operating income	56,745	(9,812)	(4,265)	42,668	(6,176)	3,201	39,693

Operating expenses
(excluding goodwill
impairment)	(38,535)	68	2,655	(35,812)	(31)	1,448	(34,395)

Goodwill impairment	(10,564)	–	–	(10,564)	–	10,564	–

Operating profit	7,646	(9,744)	(1,610)	(3,708)	(6,207)	15,213	5,298

Income from associates	1,661	–	25	1,686	–	95	1,781

Profit before tax	9,307	(9,744)	(1,585)	(2,022)	(6,207)	15,308	7,079

* Changes in own credit spread on long-term debt.

10. Distribution of results by customer group and global business

Personal Financial Services
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	12,650	12,457	25,107	15,217	14,202	29,419
Net fee income	4,045	4,193	8,238	5,626	4,481	10,107

Net trading income	489	213	702	184	70	254
Net income/(expense) from
financial instruments designated
at fair value	744	1,595	2,339	(1,135)	(1,777)	(2,912)
Gains less losses from financial
investments	195	29	224	585	78	663
Dividend income	17	16	33	15	75	90
Net earned insurance premiums	4,585	4,949	9,534	4,746	5,337	10,083
Other operating income/(expense)	302	507	809	390	(131)	259

Total operating income	23,027	23,959	46,986	25,628	22,335	47,963

Net insurance claims incurred and
movement in liabilities to
policyholders	(5,144)	(6,427)	(11,571)	(3,206)	(3,268)	(6,474)
Net operating income before loan
impairment charges and other
credit risk provisions	17,883	17,532	35,415	22,422	19,067	41,489

Loan impairment charges and
other credit risk provisions	(10,673)	(9,229)	(19,902)	(9,384)	(11,836)	(21,220)

Net operating income	7,210	8,303	15,513	13,038	7,231	20,269

Employee expenses	(3,499)	(3,824)	(7,323)	(4,759)	(4,484)	(9,243)
Goodwill impairment	–	–	–	(527)	(10,037)	(10,564)
Other operating expenses	(5,275)	(5,694)	(10,969)	(5,813)	(6,084)	(11,897)

Total operating expenses	(8,774)	(9,518)	(18,292)	(11,099)	(20,605)	(31,704)

Operating profit/(loss)	(1,564)	(1,215)	(2,779)	1,939	(13,374)	(11,435)

Share of profit in associates and
joint ventures	315	399	714	374	87	461

Profit/(loss) before tax	(1,249)	(816)	(2,065)	2,313	(13,287)	(10,974)

Commercial Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,809	4,074	7,883	4,747	4,747	9,494
Net fee income	1,749	1,953	3,702	2,165	1,932	4,097

Net trading income	194	160	354	221	165	386
Net income/(expense) from
financial instruments
designated at fair value	(17)	117	100	(59)	(165)	(224)
Gains less losses from financial
investments	25	(2)	23	191	2	193
Dividend income	3	5	8	3	85	88
Net earned insurance premiums	390	496	886	360	319	679
Other operating income	519	220	739	718	221	939

Total operating income	6,672	7,023	13,695	8,346	7,306	15,652

Net insurance claims incurred and
movement in liabilities to
policyholders	(328)	(514)	(842)	(190)	(145)	(335)
Net operating income before loan
impairment charges and other
credit risk provisions	6,344	6,509	12,853	8,156	7,161	15,317

Loan impairment charges and
other credit risk provisions	(1,509)	(1,773)	(3,282)	(563)	(1,610)	(2,173)

Net operating income	4,835	4,736	9,571	7,593	5,551	13,144

Employee expenses	(1,151)	(1,455)	(2,606)	(1,566)	(1,490)	(3,056)
Other operating expenses	(1,589)	(1,768)	(3,357)	(1,714)	(1,811)	(3,525)

Total operating expenses	(2,740)	(3,223)	(5,963)	(3,280)	(3,301)	(6,581)

Operating profit	2,095	1,513	3,608	4,313	2,250	6,563

Share of profit in associates and
joint ventures	337	330	667	298	333	631

Profit before tax	2,432	1,843	4,275	4,611	2,583	7,194

Global Banking and Markets
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	4,667	3,943	8,610	3,737	4,804	8,541
Net fee income	1,968	2,395	4,363	2,354	1,937	4,291

Net trading income/(expense)	4,478	2,397	6,875	633	(152)	481
Net income/(expense) from
financial instruments designated
at fair value	329	144	473	(211)	(227)	(438)
Gains less losses from financial
investments	158	107	265	244	(571)	(327)
Dividend income	23	45	68	49	27	76
Net earned insurance premiums	40	14	54	62	43	105
Other operating income	603	543	1,146	551	317	868

Total operating income	12,266	9,588	21,854	7,419	6,178	13,597

Net insurance claims incurred and
movement in liabilities to
policyholders	(35)	1	(34)	(40)	(39)	(79)
Net operating income before loan
impairment charges and other
credit risk provisions	12,231	9,589	21,820	7,379	6,139	13,518

Loan impairment charges and
other credit risk recoveries	(1,732)	(1,436)	(3,168)	(115)	(1,356)	(1,471)

Net operating income	10,499	8,153	18,652	7,264	4,783	12,047

Employee expenses	(2,633)	(2,070)	(4,703)	(2,791)	(2,137)	(4,928)
Other operating expenses	(1,772)	(2,062)	(3,834)	(2,036)	(2,128)	(4,164)

Total operating expenses	(4,405)	(4,132)	(8,537)	(4,827)	(4,265)	(9,092)

Operating profit	6,094	4,021	10,115	2,437	518	2,955

Share of profit in associates and
joint ventures	204	162	366	253	275	528

Profit before tax	6,298	4,183	10,481	2,690	793	3,483

Private Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	784	690	1,474	783	829	1,612
Net fee income	602	634	1,236	814	662	1,476

Net trading income	163	181	344	218	204	422
Net income/(expense) from
financial instruments designated
at fair value	–	–	–	1	(1)	–
Gains less losses from financial
investments	(2)	7	5	80	(16)	64
Dividend income	2	3	5	4	4	8
Other operating income	40	8	48	16	33	49

Net operating income before
loan impairment charges and
other credit risk provisions	1,589	1,523	3,112	1,916	1,715	3,631

Loan impairment (charges)/
recoveries and other credit
risk provisions	(14)	(114)	(128)	4	(72)	(68)

Net operating income	1,575	1,409	2,984	1,920	1,643	3,563

Employee expenses	(621)	(613)	(1,234)	(722)	(645)	(1,367)
Other operating expenses	(328)	(322)	(650)	(376)	(373)	(749)

Total operating expenses	(949)	(935)	(1,884)	(1,098)	(1,018)	(2,116)

Operating profit	626	474	1,100	822	625	1,447

Share of profit in associates and
joint ventures	6	2	8	–	–	–

Profit before tax	632	476	1,108	822	625	1,447

Other
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2009	2009	2009	2008	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest expense	(551)	(484)	(1,035)	(375)	(581)	(956)
Net fee income/(expense)	64	61	125	32	21	53

Net trading income/(expense)	110	169	279	(353)	(177)	(530)
Changes in fair value of long-term
debt issued and related
derivatives	(2,300)	(3,947)	(6,247)	577	6,102	6,679
Net income from
other financial instruments
designated at fair value	(279)	83	(196)	243	504	747

Net income/(expense) from
financial instruments
designated at fair value	(2,579)	(3,864)	(6,443)	820	6,606	7,426
Gains less losses from financial
investments	(53)	56	3	(283)	(113)	(396)
Dividend income	12	–	12	17	(7)	10
Net earned insurance premiums	(3)	–	(3)	(15)	(2)	(17)
Gains on disposal of French
regional banks	–	–	–	–	2,445	2,445
Other operating income	2,172	2,870	5,042	1,943	2,318	4,261

Total operating
income/(expense)	(828)	(1,192)	(2,020)	1,786	10,510	12,296

Net insurance claims incurred
and movement in liabilities
to policyholders	–	(3)	(3)	(1)	–	(1)
Net operating income/(expense)
before loan impairment
charges and other credit
risk provisions	(828)	(1,195)	(2,023)	1,785	10,510	12,295

Loan impairment charges and
other credit risk provisions	(3)	(5)	(8)	–	(5)	(5)

Net operating income/(expense)	(831)	(1,200)	(2,031)	1,785	10,505	12,290

Employee expenses	(1,303)	(1,299)	(2,602)	(1,087)	(1,111)	(2,198)
Other operating expenses	(965)	(1,148)	(2,113)	(932)	(1,044)	(1,976)

Total operating expenses	(2,268)	(2,447)	(4,715)	(2,019)	(2,155)	(4,174)

Operating profit/(loss)	(3,099)	(3,647)	(6,746)	(234)	8,350	8,116

Share of profit/(loss) in associates
and joint ventures	5	21	26	45	(4)	41

Profit/(loss) before tax	(3,094)	(3,626)	(6,720)	(189)	8,346	8,157

11. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Year ended 31 December
		2009	2008

Closing :	HK$/US$	7.754	7.750
	£/US$	0.616	0.686

Average :	HK$/US$	7.752	7.787
	£/US$	0.641	0.545
12. Rights issue

On 2 March 2009, HSBC Holdings announced its proposal to raise £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue. Under the proposal, HSBC offered its shareholders the opportunity to acquire 5 new ordinary shares for every 12 ordinary shares at a price of 254 pence per new ordinary share. For shareholders on the Hong Kong and Bermuda Overseas Branch Registers this offer was expressed in Hong Kong dollars and US Dollars respectively, fixed at published exchange rates on 27 February 2009. The proposal was subject to authorisation by the shareholders which was obtained at a general meeting held on 19 March 2009. The offer period commenced on 20 March 2009 and closed for acceptance on 3 April 2009. Dealing in the new shares began on 6 April 2009.

13. Litigation

Unauthorised overdraft charges in the UK

On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). Pending the resolution of the proceedings, the Financial Services Authority (‘FSA’) granted firms (including HSBC Bank) a waiver enabling them to place relevant complaints about the charges on hold and the County Courts stayed all individual customer claims.

In a judgement given on 25 November 2009, the Supreme Court unanimously allowed the financial institutions’ appeal against the Court of Appeal ruling given on 26 February 2009 and held that, provided the relevant charges were in plain and intelligible language, the amount of those charges could not be assessed for fairness under the regulations by either the OFT or the Courts. This is because the charges are part of the price the customer pays for the package of banking services he receives in exchange, and hence an assessment of their amount is outside the scope of the regulations.

While the Supreme Court left open the possibility that the terms could be challenged on some other basis, HSBC Bank does not believe that any other realistic basis for challenge exists.

On 22 December 2009, the OFT announced that, following detailed consideration of the Supreme Court judgement, and discussions with consumer groups, campaigners, banks, the Government, the FSA and the Financial Ombudsman Service, it would not be continuing the investigation it began in March 2007 into the fairness of unauthorised overdraft charges as, were the investigation to continue, it would have a very limited scope and low prospects of success. The OFT also decided not to investigate the charges using certain other enforcement tools. Its initial assessment was that there were not good grounds for concluding that a collective challenge alleging breach of such other provisions generally would have good prospects of success. The OFT also confirmed that it would address its ongoing concerns about the operation of the market for personal current accounts, by discussing the issues with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.

The Supreme Court judgement means that the legal proceedings between the OFT and the banks relating to unauthorised overdraft charges are concluded. Accordingly, the FSA confirmed on 25 November 2009 the waiver enabling firms to place relevant charges complaints on hold had therefore lapsed. Normal complaint handling rules therefore applied.

Bernard L. Madoff Investment Securities LLC

On 11 December 2008, Bernard L. Madoff (‘Madoff’) was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission (‘SEC’) filed securities fraud charges against Madoff and his firm Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), a broker dealer and investment adviser registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. The Madoff Securities trustee has begun processing claims filed by investors allegedly damaged by the Madoff fraud. On 9 February 2009, on Madoff’s consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff’s assets. On 12 March 2009, Madoff pleaded guilty to 11 felony charges, including securities fraud, investment adviser fraud, mail fraud, wire fraud, three counts of money laundering, false statements, perjury, false filings with the SEC and theft from an employee benefit plan. On 29 June 2009, Madoff was sentenced to 150 years in prison. The relevant US authorities are continuing their investigations into the fraud, and have brought charges against others, including several Madoff Securities employees as well as its external auditor. Some details of the fraud have come to light as a result of these and other investigations and proceedings; however, significant uncertainty remains as to the facts of the fraud and the total amount of assets that will ultimately be available for distribution by the Madoff Securities trustee.

Various non-US HSBC companies provide custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion. Proceedings concerning Madoff and Madoff Securities have been issued by different plaintiffs (including funds, fund investors, and the Madoff Securities trustee) in various jurisdictions against numerous defendants and HSBC expects further proceedings may be brought. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. All of the cases where HSBC companies are named as a defendant are at an early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC companies have also received requests for information from various regulatory and law enforcement authorities, and from the Madoff Securities trustee, in connection with the fraud by Madoff. HSBC companies are co-operating with these requests for information.

Other litigation

These actions apart, HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

14. Goodwill impairment

It is HSBC’s policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units (‘CGUs’) when there are indications that conditions have changed for those CGUs since the last goodwill impairment test that would result in a different outcome.

During 2009 there was no impairment of goodwill. In 2008 HSBC recognised an impairment charge of US$10,564 million in respect of Personal Financial Services – North America. This was a result of the very significant deterioration in the economic and credit conditions in North America and the resulting further restructuring in the Personal Financial Services – North America CGU in the latter part of 2008.

15. Events after the balance sheet date

A fourth interim dividend for 2009 of US$0.10 per ordinary share (US$1,741 million) (2008: US$0.10 per ordinary share, US$1,210 million) was declared by the Directors after 31 December 2009.

On 14 January 2010, the US Government announced its intention to propose a Financial Crisis Responsibility Fee for a period of at least ten years to be applied to financial institutions with more than US$50 billion of consolidated assets. It is not possible to assess the financial impact of this proposal until final legislation has been enacted.

On 31 January 2010, HSBC Bank Canada which was part of the sub-group headed by HSBC North America Holdings Inc. was transferred to HSBC Overseas Holdings (UK) Limited (‘HOHU’) as part of an internal reorganisation. The transfer was effected by HSBC Holdings subscribing for one new share in HOHU for a cash consideration of US$6,093 million.

The statutory accounts were approved by the Board of Directors on 1 March 2010 and authorised for issue.

16. Capital resources

	2009	2008
	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity per balance sheet	128,299	93,591
Preference share premium	(1,405)	(1,405)
Other equity instruments	(2,133)	(2,133)
Deconsolidation of special purpose entities	10,491	16,248

Shareholders’ equity	135,252	106,301

Minority interests per balance sheet	7,362	6,638
Preference share minority interests	(2,395)	(2,110)
Minority interest transferred to tier 2 capital	(678)	(626)
Minority interest in deconsolidated subsidiaries	(357)	(286)

Minority interests	3,932	3,616

Unrealised losses on available-for-sale debt securities	906	5,191
Own credit spread	(1,050)	(5,744)
Defined benefit pension fund adjustment	2,508	1,822
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(2,226)	(1,726)
Cash flow hedging reserve	26	806

Regulatory adjustments to the accounting basis	164	349

Goodwill capitalised and intangible assets	(28,680)	(26,861)
50% of securitisation positions	(1,579)	(989)
50% of tax credit adjustment for expected losses	546	516
50% of excess of expected losses over impairment allowances	(3,375)	(2,660)

Deductions	(33,088)	(29,994)

Core tier 1 capital	106,260	80,272

Preference share premium	1,405	1,405
Preference share minority interests	2,395	2,110
Innovative tier 1 securities	11,998	11,411

Other tier 1 capital before deductions	15,798	14,926

Unconsolidated investments	(447)	(378)
50% of tax credit adjustment for expected losses	546	516

Deductions	99	138

Tier 1 capital	122,157	95,336

	2009	2008
	US$m	US$m
Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	2,226	1,726
Collective impairment allowances	4,120	3,168
Perpetual subordinated debt	2,987	2,996
Term subordinated debt	40,442	41,204
Minority interest in tier 2 capital	300	300

Total qualifying tier 2 capital before deductions	50,075	49,394

Unconsolidated investments	(11,547)	(9,613)
50% of securitisation positions	(1,579)	(989)
50% of excess of expected losses over impairment allowances	(3,375)	(2,660)
Other deductions	(2)	(8)

Total deductions other than from tier 1 capital	(16,503)	(13,270)

Total regulatory capital	155,729	131,460

Risk-weighted assets
Credit risk	903,518	882,597
Counterparty credit risk	51,892	73,999
Market risk	51,860	70,264
Operational risk	125,898	121,114

Total	1,133,168	1,147,974

	2009	2008
	%	%
Capital ratios
Core tier 1 ratio	9.4	7.0
Tier 1 ratio	10.8	8.3
Total capital ratio	13.7	11.4

17. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words ‘potential’, ‘estimated’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Past performance cannot be relied on as a guide to future performance.

18. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2009 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

19. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2009.

20. Registers of shareholders

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on Thursday 18 March 2010 in order to receive the fourth interim dividend for 2009, which will be payable on Wednesday 5 May 2010.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 19 March 2010 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Branch Register should do so before 4.00pm on Friday 19 March 2010 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong overseas Branch Register on Friday 19 March 2010. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Register by 4pm on Wednesday 17 March 2010; any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Register by 4pm on Thursday 18 March 2010.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 19 March 2010 in order to receive the dividend.

21. Proposed interim dividends for 2010

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2010 will be US$0.08 per ordinary share. The proposed timetables for the dividends in respect of 2010 are:

Interim dividends on the ordinary shares for 2010
	First	Second	Third	Fourth

Announcement	4 May 2010	2 August 2010	1 November 2010	28 February 2011
ADSs quoted ex-dividend in
New York	19 May 2010	18 August 2010	17 November 2010	16 March 2011
Shares quoted ex-dividend in
London, Hong Kong, Paris
and Bermuda	19 May 2010	18 August 2010	17 November 2010	16 March 2011
Record date in Hong Kong	20 May 2010	19 August 2010	18 November 2010	17 March 2011
Record date in London, New
York, Paris and Bermuda*	21 May 2010	20 August 2010	19 November 2010	18 March 2011
Payment date	7 July 2010	6 October 2010	12 January 2011	5 May 2011

*     Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

22. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout 2009 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout 2009.

The Directors of HSBC Holdings plc as at the date of this announcement are:

S K Green, M F Geoghegan, S A Catz† , V H C Cheng, M K T Cheung† , J D Coombe† , J L Durán† , R A Fairhead† , D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett† ,

W S H Laidlaw† , J R Lomax† , Sir Mark Moody-Stuart† , G Morgan† , N R N Murthy† , S M Robertson† , J L Thornton† and Sir Brian Williamson† .

* Non-executive Director

† Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2009.

23. Annual Review and Annual Report and Accounts

The Annual Review 2009 and/or Annual Report and Accounts 2009 will be mailed to shareholders on or about Tuesday 30 March 2010. Copies may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; Internal Communications, HSBC – North America, 26525 N Riverwoods Boulevard, Mattawa, Illinois, 60045, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC Group website – www.hsbc.com.

A Chinese translation of the Annual Review and Annual Report and Accounts is available upon request after 30 March 2010 from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-07, 18th Floor, 183 Queen’s Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from mid April onwards from HSBC France, Direction de la Communication, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France.

The Annual Report and Accounts will be filed with the United States Securities and Exchange Commission.

The Annual Review and Annual Report and Accounts will be available on the Stock Exchange of Hong Kong’s website – www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/or Annual Report and Accounts to their clients may request copies for collection by writing to Group Communications at the address given above.

24. Annual General Meeting

The 2010 Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 28 May 2010 at 11 am.

Notice of the meeting will be mailed to shareholders on or about Tuesday 30 March 2010.

25. Interim Management Statements and Interim Results for 2010

Interim Management Statements are expected to be issued on 10 May 2010 and 5 November 2010, respectively. The interim results for the six months to 30 June 2010 will be announced on Monday 2 August 2010.

26. News Release

Copies of this news release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; Internal Communications, HSBC – North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website – www.hsbc.com.

27. For further information contact:

London	Hong Kong
Richard Beck	David Hall
Group General Manager	Head of Group Communications (Asia)
and Director of Group Communications	Telephone: +852 2822 1133
Telephone: +44 (0)20 7991 0633

Patrick McGuinness	Gareth Hewett
Head of Group Press Office	Deputy Head of Group Communications (Asia)
Telephone: +44(0)20 7991 0111	Telephone: +852 2822 4929

Alastair Brown
Manager Investor Relations
Telephone: +44 (0)20 7992 1938

Chicago	Paris
Lisa Sodeika	Chantal Nedjib
Executive Vice President,	Head of Corporate Communications
Corporate Affairs	Telephone: +33 1 40 70 7729
Telephone: +1 224 544 3299

Diane Bergan	Gilberte Lombard
Senior Vice President,	Investor Relations Director
Public Affairs	Telephone: +33 1 40 70 2257
Telephone: +1 224 544 3310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
                                             By:
                                                               Name: P A Stafford
                                                                                Title: Assistant Group Secretary
                                                                      Date:  01 March 2010